As filed with the Securities and Exchange Commission on March 2, 2007
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

VOCUS, INC.
(Exact name of registrant as specified in its charter)

Delaware	58-1806705
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

4296 Forbes Boulevard
Lanham, Maryland 20706
(301) 459-2590
(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Richard Rudman
President and Chief Executive Officer
Vocus, Inc.
4296 Forbes Boulevard
Lanham, Maryland 20706
(301) 459-2590
(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Stephen A. Riddick, Esq. Richard J. Melnick, Esq. Jason T. Simon, Esq. Greenberg Traurig, LLP 1750 Tysons Boulevard Suite 1200 McLean, Virginia 22102 (703) 749-1300	Andrew M. Tucker, Esq. Andrews Kurth LLP 1350 I Street, N.W. Suite 1100 Washington, D.C. 20005 (202) 662-2700

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or investment reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or investment reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities	Proposed Maximum	Amount of
to be Registered	Aggregate Offering Price(1)	Registration Fee(1)
Common Stock, par value $.01 per share	$60,000,000	$1,842

(1)	Estimated in accordance with Rule 457(o) of the Securities Act of 1933, as amended, solely for the purposes of calculating the registration fee. Includes shares that the underwriters have the option to purchase from the selling stockholders to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 2, 2007

           Shares
Common Stock

Vocus, Inc. is selling 1,300,000 shares of our common stock and the selling stockholders identified in this prospectus are selling an additional           shares. We will not receive any of the proceeds from the sale of the shares sold by selling stockholders. The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional           shares to cover over-allotments, if any.

Our common stock is listed on the NASDAQ Global Market under the symbol “VOCS.” The last reported sale price on March 1, 2007 was $19.20.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS.  SEE “RISK FACTORS” BEGINNING ON PAGE 6

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC
Sole Book-Running Manager

RBC Capital Markets	Wachovia Securities	William Blair & Company

Canaccord Adams	Pacific Crest Securities

The date of this prospectus is March   , 2007.

You should rely only on the information contained or incorporated by reference in this prospectus. We and the selling stockholders have not authorized anyone to provide you with information that is different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted.

In this prospectus, “Company,” “we,” “us” and “our” refer to Vocus, Inc. and its subsidiaries. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information concerning our company, the common stock being sold in this offering and our financial statements appearing in this prospectus. Because this is only a summary, you should read the rest of this prospectus before you invest in our common stock. Read the entire prospectus carefully, especially the risks described under “Risk Factors.”

Vocus, Inc.

We are a leading provider of on-demand software for public relations management. In an age of real-time communication, with an increasing number of media outlets, a rapidly growing volume of news and the emergence of blogs and other social media, traditional approaches to public relations, or PR, are becoming outmoded. Our web-based software suite helps organizations in the Internet-enabled world to fundamentally change the way they communicate with both the media and the public, optimizing their public relations and increasing their ability to measure its impact.

Our on-demand software addresses the critical functions of public relations including media relations, news distribution and news monitoring. By automating and integrating essential elements of PR functions, our solutions help organizations communicate directly with key reporters and with the public, identify and analyze relevant news stories and manage relationships with the media and other key stakeholders.

As a part of our solution, we provide a proprietary information database of over 800,000 journalists, analysts, media outlets and publicity opportunities. Our database contains extensive information about the media, including in-depth journalist profiles, contact schedules, podcast interviews, pitching preferences and other relevant information compiled by our dedicated media research team. Our database is integrated with our suite of on-demand modules that together address the communications life-cycle from identifying key contacts, to distributing information, to closing the loop with digitized feedback and management analytics.

We deliver our solutions over the Internet using a secure, scalable application and system architecture, which allows our customers to eliminate expensive up-front hardware and software costs and to quickly deploy and adopt our software. We were an early pioneer in hosted, multi-tenant, on-demand software, launching our first version in 1999. Our on-demand software is offered primarily as an annual or multi-year subscription, with press release distribution also offered on a per-transaction basis. As of December 31, 2006 we had 1,727 active customers representing organizations of all sizes across a wide variety of industries. Our solution is currently available in five languages and is in use by customers around the world. Since 1999, we have achieved 30 consecutive quarters of revenue growth.

Our Markets and Opportunities

The process of managing relationships and communications with journalists, analysts and the public is central to an organization’s reputation, profitability and, ultimately, shareholder value. As organizations recognize the growing importance of effective PR to their success, they increasingly rely on public relations to manage and analyze critical information and to deliver quick and consistent communications. Public relations professionals handle organizational functions such as media, government, consumer, industry and community relations. Every organization, large and small, engages in public relations, whether as an organized department, a single employee’s responsibility or simply as a result of public interactions by its executives.

Based on data from the 2004 Public Relations Client Survey prepared by Thomas L. Harris/ Impulse Research, the average PR budget for responding organizations in 2004 was approximately $3.1 million. This budget includes spending for both internal and outsourced PR functions, and includes corporate communications, product PR, online communications, public affairs and government relations. Based on the Thomas L. Harris Survey, we estimate that the annual PR budget for these organizations increased at a compounded rate of 15.5% per year from 2001 to 2004. Based on data included in the Survey, we estimate that, for organizations with annual revenues of at least $10 million, the aggregate annual PR budgets for programs and activities that our solutions address were approximately $59 billion in 2004. To calculate this amount, which we do not believe represents the size of the market for our solutions, we first estimated the aggregate PR budgets in 2004 for these organizations, based upon the Survey’s breakdown of average PR budgets by categories of organizations’ total annual revenues, and the number of organizations in each of these categories as reported by Dun and Bradstreet. We then multiplied this amount by the portion of the overall average PR budget in 2004 reported by the Survey which corresponds to programs and activities that our solutions address — corporate media relations, government relations, internal communications, investor relations, product media relations and public affairs. In addition, the U.S. Department of Labor Statistics projects that the employment of public relations specialists will increase faster than the average for all occupations through 2012. Based upon our target market of organizations with annual revenues of at least $10 million and the current pricing of our solutions, we believe that the potential market for on-demand software for PR exceeds $2 billion.

Outside of traditional PR agencies, the public relations market is generally underserved, with few solutions to address the PR business process in a comprehensive, integrated and cost effective manner. A number of vendors offer one or more software products that each address a single problem or process within PR, such as contact management, news monitoring, distribution or analytics. Other than these discrete, stand-alone solutions, PR processes are generally performed by internal departments or designated staff either manually or with generic desktop software. In addition, while organizations may purchase a variety of these stand-alone products and services, the resulting combination is usually more expensive and less efficient than an integrated software suite that addresses the complete PR life-cycle.

Our Products

Our integrated, on-demand software modules provide extensive features and broad functionality that address the critical functions of public relations. By automating and integrating essential elements of PR functions, our solutions help organizations manage large amounts of information, deliver consistent and well-executed communications, collaborate among large or geographically dispersed teams and analyze and report on the effectiveness of their public relations.

Our on-demand software for public relations management includes the following key modules:

•	Contact Management. Allows customers easy access to our database of journalists, media outlets and publicity opportunities. Customers can quickly create targeted lists, send messages by email, fax or mail and track meetings, telephone calls and other important activities.

•	Collateral Management. Provides a central and easily accessible repository in which to store all PR information that needs to be shared internally or externally throughout the organization. Can include documents or files of any type, such as media kits, photographs, videos, executive biographies, annual reports and other PR materials.

•	Project Management. Helps organize PR projects, including press releases, speaking engagements, or publicity events. A graphical dashboard shows the status of all open projects, allowing users to check milestones, reminders, allocated and used resources, team assignments and other tasks from the planning stage through execution and follow-up reporting.

•	Newsrooms. Provides journalists, analysts, public officials and other key audiences 24/7 access to an organization’s breaking news, press releases, digital collateral, grassroots advocacy tools and other critical public information. Matches the look and feel of the organization’s website and allows PR professionals to quickly and easily update content when and where they want, without the need for IT support.

•	PRWeb Online Newswire. Allows organizations to increase their online visibility by distributing their news directly to online news sites such as Google News and Yahoo! News and directly to the public through millions of daily RSS feeds and other social media tools. Optimizes press releases for search engines to ensure that press releases are prominently displayed on search results and drive traffic to an organization’s website.

•	Email Campaigns. Enables organizations to deliver interactive communications that provide online access to related collateral material and to track and measure response rates and other campaign metrics. Provides a simple process for delivering information to journalists, analysts, legislators and other key audiences. Also provides valuable metrics on campaign initiatives, including emails opened, documents downloaded and options selected.

•	Analytics & Measurement. Automatically transforms relevant data about news coverage, PR activities and online newsroom statistics into valuable insight about a PR department’s programs and results. Provides executive-level dashboards, allowing an organization’s senior management to better understand the impact of relevant news, monitor the competitive landscape and recognize trends emerging in the media.

•	News On-Demand. Continuously monitors over 25,000 news sources, including print, broadcast, Internet news sites and key blogs to identify and deliver relevant news coverage to customers based on their individual criteria. News clippings are stored in a searchable database, for easy viewing, printing and sharing.

Currently we offer our on-demand software suite in the following pre-packaged editions:

•	Public Relations Standard Edition. Designed primarily for small organizations and includes contact management and basic reporting capabilities.

•	Public Relations Professional Edition. Designed primarily to meet the needs of mid-sized and large organizations and provides contact management, news management and expanded reporting capabilities.

•	Public Relations Enterprise Edition. Provides increased flexibility and functionality typically required by large organizations. Enterprise Edition is our most fully featured edition and includes all of the functionality of the Professional Edition, along with project management, collateral management, comprehensive reporting and configuration capabilities.

•	Government Relations Edition. Designed to meet an organization’s government relations needs, including communications with public officials and grassroots advocates, compliance reporting and issues and legislation management.

Our Strategy

Our objective is to be the global leader of on-demand software for public relations management. Key elements of our strategy include:

•	Maintain focus on our core market.

•	Increase revenue from existing customers.

•	Expand direct and indirect distribution channels.

•	Expand international market penetration.

•	Selectively pursue strategic acquisitions.

Our Company

Our predecessor was formed in 1988 as First Data Software Publishing, Inc., a Florida corporation. Our predecessor began selling desktop software for government relations in 1992. We were incorporated in Delaware in July 1999. In September 1999, our predecessor merged with and into us in connection with our reincorporation as a Delaware corporation. Our principal executive offices are located at 4296 Forbes Boulevard, Lanham, Maryland 20706, and our telephone number is (301) 459-2590. Our website is www.vocus.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

THE OFFERING

Common stock offered by us	1,300,000 shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	17,306,680 shares

Over-allotment option	shares

Use of proceeds	We intend to use the net proceeds of this offering to provide additional long-term capital to support the growth of our business, which may include acquisitions. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds” for more information.

NASDAQ Global Market symbol	VOCS

The above information is based upon 16,006,680 shares outstanding as of January 31, 2007. Unless otherwise indicated, the information contained in this prospectus, including the information above:

•	excludes 3,576,965 shares of common stock issuable upon exercise of all options outstanding as of January 31, 2007, with a weighted average exercise price of $12.34 per share;

•	excludes 225,520 shares of common stock issuable upon exercise of all warrants outstanding as of January 31, 2007, with a weighted average exercise price of $4.82 per share;

•	excludes an aggregate of 388,649 additional shares of common stock reserved for future issuance under our 2005 Stock Award Plan; and

•	assumes no exercise of the underwriters’ over-allotment option to purchase up to additional shares of common stock from the selling stockholders in the offering.

SUMMARY CONSOLIDATED FINANCIAL DATA
(in thousands, except per share data)

The following table summarizes our consolidated financial data. The summary consolidated financial data for the five years ended December 31, 2006 are derived from our audited consolidated financial statements. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,
	2002	2003	2004	2005	2006

Consolidated Statement of Operations Data:
Revenues(1)	$11,524	$15,434	$20,393	$28,062	$40,328
Loss from operations(1)(2)(3)(4)	(3,361)	(3,577)	(2,665)	(4,882)	(1,104)
Net income (loss) (1)(2)(3)(4)	(3,368)	(2,710)	(2,601)	(5,064)	442
Accretion of preferred stock	(1,316)	(1,547)	(1,582)	(1,900)	—
Net income (loss) attributable to common stockholders	(4,684)	(4,257)	(4,183)	(6,964)	442
Net income (loss) attributable to common stockholders per share:
Basic	$(1.18)	$(1.07)	$(1.04)	$(1.43)	$0.03
Diluted	$(1.18)	$(1.07)	$(1.04)	$(1.43)	$0.03
Weighted average shares outstanding:
Basic	3,969	3,971	4,033	4,868	15,368
Diluted	3,969	3,971	4,033	4,868	16,339

(1)	On January 1, 2003, we changed our revenue recognition policy. This change was made to comply with provisions of EITF 00-21, Revenue Arrangements with Multiple Deliverables. Upon adoption of EITF 00-21 on January 1, 2003, we recorded a cumulative effect of a change in accounting principle of $896 representing the unrecognized revenue that would have been recognized in prior periods had we retroactively applied EITF 00-21. Had we adopted EITF 00-21 on January 1, 2002, our revenues would have increased and our net loss would have decreased by $194 in 2002.

(2)	In 2005, loss from operations and net loss include accelerated amortization of prepaid royalty fees and contract termination costs in the amount of $1,399.

(3)	Loss from operations and net income (loss) include amortization of intangible assets in the following amounts:

	Year Ended December 31,
	2002	2003	2004	2005	2006

Amortization of intangible assets	$370	$1,266	$1,373	$2,007	$2,049

(4)	Loss from operations and net income (loss) include stock-based compensation in the following amounts:

	Year Ended December 31,
	2002	2003	2004	2005	2006

Stock-based compensation	$—	$493	$16	$1,030	$14
Stock-based compensation under SFAS No. 123R	—	—	—	—	1,860

The following table summarizes our balance sheet data as of December 31, 2006:

•	on an actual basis;

•	on a pro forma as adjusted basis to reflect the sale of 1,300,000 shares of common stock offered by us, at an assumed offering price of $ per share, after deducting underwriting discounts and commissions of approximately $ million and estimated offering expenses of approximately $ million.

	As of
	December 31, 2006
	Actual	As Adjusted
	(Unaudited)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$26,506
Working capital	8,521
Total assets	74,770
Total debt	762	762
Total deferred revenue	26,631	26,631
Redeemable stock	33	33
Total stockholders’ equity	40,974

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks before making an investment decision. Our business could be harmed by any of these risks at any time. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus and incorporated by reference into this prospectus, including our financial statements and related notes.

Risks Related to Our Business and Industry

The markets for our on-demand software and solutions are emerging, which makes it difficult to evaluate our business and future prospects and may increase the risk of your investment.

The market for software specifically designed for public relations is relatively new and emerging, making our business and future prospects difficult to evaluate. Many companies have invested substantial personnel and financial resources in their PR departments, and may be reluctant or unwilling to migrate to on-demand software and services specifically designed to address the public relations market. Widespread market acceptance of our solutions is critical to the success of our business. You must consider our business and future prospects in light of the challenges, risks and difficulties we encounter in the new and rapidly evolving market of on-demand public relations management solutions. These challenges, risks and difficulties include the following:

•	generating sufficient revenue to maintain profitability;

•	managing growth in our operations;

•	managing the risks associated with developing new services and modules;

•	attracting and retaining customers; and

•	attracting and retaining key personnel.

We may not be able to successfully address any of these challenges, risks and difficulties, including the other risks related to our business and industry described below. Failure to adequately do so could adversely affect our business, results of operations or financial condition.

If our on-demand solutions are not widely accepted, our business will be harmed.

We derive, and expect to continue to derive for the foreseeable future, principally all of our revenue from providing on-demand solutions. Our success will depend to a substantial extent on the willingness of companies to increase their use of on-demand solutions in general and for on-demand public relations software and services in particular. If businesses do not perceive the benefits of our on-demand solutions, then the market may not develop further, or it may develop more slowly than we expect, either of which would adversely affect our business, financial condition and results of operations.

A substantial majority of our on-demand solutions are sold pursuant to subscription agreements, and if our existing subscription customers elect either not to renew these agreements or renew these agreements for fewer modules or users, our business, financial condition and results of operations will be adversely affected.

A substantial majority of our on-demand solutions are sold pursuant to annual subscription agreements and our customers have no obligation to renew these agreements. As a result, we are not able to consistently and accurately predict future renewal rates. Our subscription customers’ renewal rates may decline or fluctuate or our subscription customers may renew for fewer modules or users as a result of a number of factors, including their level of satisfaction with our solutions, budgetary or other concerns, and the availability and pricing of competing products. Additionally, we may lose our subscription customers due to the high turnover rate in the PR departments of small and mid-sized organizations. If large numbers of existing subscription customers do not renew these agreements, or renew these agreements on terms less favorable to us, and if we cannot replace or supplement those non-renewals with new subscription agreements generating the same or greater level of revenue, our business, financial condition and results of operations will be adversely affected.

Because we recognize subscription revenue over the term of the applicable subscription agreement, the lack of subscription renewals or new subscription agreements may not be immediately reflected in our operating results.

We recognize revenue from our subscription customers over the term of their subscription agreements. The majority of our quarterly revenue usually represents deferred revenue from subscription agreements entered into during previous quarters. As a result, a decline in new or renewed subscription agreements in any one quarter will not necessarily be fully reflected in the revenue for the corresponding quarter but will negatively affect our revenue in future quarters. Additionally, the effect of significant downturns in sales and market acceptance of our solutions may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term.

Our business model continues to evolve, which may cause our results of operations to fluctuate or decline.

Our business model continues to evolve, and is therefore subject to additional risk and uncertainty. For example, through our acquisition of PRWeb International, Inc. in August 2006, we began providing online press release distribution. We anticipate that our future financial performance and revenue growth will depend, in part, upon the growth of these services. Unlike our traditional, subscription-based model, we recognize revenue from our online news distribution services on a per transaction basis when our customers’ press releases are made available to the public. In 2006, transaction revenue was not significant; however, we expect transaction revenue to increase as a percentage of our total revenues in the future. Since our transaction revenue is not derived from contracted recurring services, the amount of transaction revenue we recognize in any period could fluctuate significantly from prior periods, which could adversely affect our financial condition and results of operations.

We might not generate increased business from our current customers, which could limit our revenue in the future.

The success of our strategy is dependent, in part, on the success of our efforts to sell additional modules and services to our existing customers and to increase the number of users per subscription customer. These customers might choose not to expand their use of or make additional purchases of our solutions. If we fail to generate additional business from our current customers, our revenue could grow at a slower rate or decrease.

If our information database does not maintain market acceptance, our business, financial condition and results of operations could be adversely affected.

We have developed our own content that our customers began using in place of a significant portion of the third-party content that had been included in the information database that we make available to our customers through our on-demand software. In August 2005, we began providing this internally-developed content to our customers. If our internally-developed content does not maintain market acceptance, current subscription customers may not continue to renew their subscription agreements with us, and it may be more difficult for us to acquire new subscription customers. It may become necessary for us to license content from third parties, and such content may not be available on commercially reasonable terms, if at all.

We have incurred operating losses in the past and may incur operating losses in the future.

We have incurred operating losses in the past and we may incur operating losses in the future. Our recent operating losses were $2.7 million for 2004, $4.9 million for 2005, and $1.1 million for 2006. We expect our operating expenses to increase as we expand our operations, and if our increased operating expenses exceed our expected revenue growth, we may not be able to achieve operating income. You should not consider recent quarterly revenue growth as indicative of our future performance. In fact, in future quarters we may not have any revenue growth or our revenue could decline.

Our quarterly results of operations may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of investors or securities analysts which could cause our stock price to decline.

Our quarterly revenue and results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly revenue or results of operations fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Fluctuations in our results of operations may be due to a number of factors, including, but not limited to, those listed below and identified throughout this “Risk Factors” section:

•	our ability to retain and increase sales to existing customers and attract new customers;

•	changes in the volume and mix of subscriptions sold and press releases distributed in a particular quarter;

•	seasonality of our business cycle, given that our subscription volumes are normally lowest in the first quarter and highest in the fourth quarter;

•	our policy of expensing sales commissions at the time our customers are invoiced for a subscription agreement, while the majority of our revenue is recognized ratably over future periods;

•	the timing and success of new product introductions or upgrades by us or our competitors;

•	changes in our pricing policies or those of our competitors;

•	the amount and timing of expenditures related to expanding our operations;

•	changes in accounting policies or the timing of non-recurring charges;

•	changes in the payment terms for our products and services; and

•	the purchasing and budgeting cycles of our customers.

Most of our expenses, such as salaries and third-party hosting co-location costs, are relatively fixed in the short-term, and our expense levels are based in part on our expectations regarding future revenue levels. As a result, if revenue for a particular quarter is below our expectations, we may not be able to proportionally reduce operating expenses for that quarter, causing a disproportionate effect on our expected results of operations for that quarter.

Due to the foregoing factors, and the other risks discussed in this prospectus, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.

We face competition, and our failure to compete successfully could make it difficult for us to add and retain customers and could reduce or impede the growth of our business.

The public relations market is fragmented, competitive and rapidly evolving, and there are limited barriers to entry to some segments of this market. We expect the intensity of competition to increase in the future as existing competitors develop their capabilities and as new companies enter our market. Increased competition could result in pricing pressure, reduced sales, lower margins or the failure of our solutions to achieve or maintain broad market acceptance. If we are unable to compete effectively, it will be difficult for us to maintain our pricing rates and add and retain customers, and our business, financial condition and results of operations will be seriously harmed. We face competition from:

•	PR solution providers offering products specifically designed for PR;

•	generic desktop software and other commercially available software not specifically designed for PR;

•	outsourced PR service providers; and

•	custom-developed solutions.

Many of our current and potential competitors have longer operating histories, a larger presence in the general PR market, access to larger customer bases and substantially greater financial, technical, sales and marketing, management, service, support and other resources than we have. As a result, our competitors may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements or devote greater resources to the promotion and sale of their products and services than we can. To the extent our competitors have an existing relationship with a potential customer, that customer may be unwilling to switch vendors due to existing time and financial commitments with our competitors.

We also expect that new competitors, such as enterprise software vendors and online service providers that have traditionally focused on enterprise resource planning or back office applications, will enter the on-demand public relations management market with competing products as the on-demand public relations management market develops and matures. Many of these potential competitors have established or may establish business, financial or strategic relationships among themselves or with existing or potential customers, alliance partners or other third parties or may combine and consolidate to become more formidable competitors with better resources. It is possible that these new competitors could rapidly acquire significant market share.

If we fail to respond to evolving industry standards, our on-demand solutions may become obsolete or less competitive.

The market for our on-demand solutions is characterized by changes in customer requirements, changes in protocols and evolving industry standards. If we are unable to enhance or develop new features for our existing solutions or develop acceptable new solutions that keep pace with these changes, our on-demand software and services may become obsolete, less marketable and less competitive and our business will be harmed. The success of any enhancements, new modules and on-demand software and services depends on several factors, including timely completion, introduction and market acceptance of our solutions. Failure to produce acceptable new offerings and enhancements may significantly impair our revenue growth and reputation.

If there are interruptions or delays in providing our on-demand solutions due to third-party error, our own error or the occurrence of unforeseeable events, delivery of our solutions could become impaired, which could harm our relationships with customers and subject us to liability.

All of our solutions reside on hardware that we own or lease and operate that is currently located in two third-party facilities maintained and operated in Virginia and Washington. Our third-party facility providers do not guarantee that our customers’ access to our solutions will be uninterrupted, error-free or secure. Our operations depend, in part, on our third-party facility providers’ ability to protect systems in their facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. In the event that our third-party facility arrangements are terminated, or there is a lapse of service or damage to such third-party facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities and services.

Our disaster recovery computer hardware and systems located at our headquarters in Lanham, Maryland, have not been tested under actual disaster conditions and may not have sufficient capacity to recover all data and services in the event of an outage occurring at our third-party facilities. We are in the process of establishing a disaster recovery site for our Washington facility. In the event of a disaster in which one of our third-party facilities was irreparably damaged or destroyed, we could experience lengthy interruptions in our service. Moreover, our disaster recovery computer hardware and systems are located within the same geographic region as one of our third-party facilities and may be equally or more affected by any disaster affecting such third-party facility. Any or all of these events could cause our customers to lose access to our on-demand software. In addition, the failure by our third-party facilities to meet our capacity requirements could result in interruptions in such service or impede our ability to scale our operations.

We architect the system infrastructure and procure and own or lease the computer hardware used for our services. Design and mechanical errors, spikes in usage volume and failure to follow system protocols and procedures could cause our systems to fail, resulting in interruptions in our service. Any interruptions or delays in our service, whether as a result of third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with customers and our reputation. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could reduce our revenue, subject us to liability, and cause us to issue credits or cause customers to fail to renew their subscriptions, any of which could adversely affect our business, financial condition and results of operations.

The market for our solutions among large customers may be limited if they require customized features or functions that we do not currently intend to provide in our solutions or that would be difficult for individual customers to customize within our solutions.

Prospective customers, especially large enterprise customers, may require heavily customized features and functions unique to their business processes. If prospective customers require customized features or functions that we do not offer, and that would be difficult for them to implement themselves, then the market for our solutions will be more limited and our business could suffer.

Acquisitions could prove difficult to integrate, disrupt our business, dilute stockholder value and consume resources that are necessary to sustain our business.

One of our business strategies is to continue to selectively acquire companies which would either expand our solutions’ functionality, provide access to new customers or markets, or both. An acquisition may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the technologies, products, personnel or operations of the acquired organizations, particularly if the key personnel of the acquired company choose not to work for us, and we may have difficulty retaining the customers of any acquired business due to changes in management and ownership. Acquisitions may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for ongoing development of our business. We also may experience lower rates of renewal from subscription customers obtained through acquisitions than our typical renewal rates. Moreover, we cannot provide assurance that the anticipated benefits of any acquisition, investment or business relationship would be realized or that we would not be exposed to unknown liabilities. In connection with one or more of these transactions, we may:

•	issue additional equity securities that would dilute the ownership of our stockholders;

•	use cash that we may need in the future to operate our business;

•	incur or assume debt on terms unfavorable to us or that we are unable to repay;

•	incur large charges or substantial liabilities;

•	encounter difficulties retaining key employees of an acquired company or integrating diverse business cultures; and

•	become subject to adverse tax consequences, substantial depreciation or deferred compensation charges.

To date, we have completed several acquisitions. For example, in November 2004 we acquired substantially all of the assets of Gnossos Software, Inc., and in August 2006 we acquired certain assets and assumed certain liabilities of PRWeb International, Inc. In each of these transactions, the consideration we paid included both cash and shares of our common stock. The issuance of shares of our common stock diluted the ownership of our existing stockholders, and the cash consideration paid reduced the cash available to us for other purposes.

Failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our solutions.

Increasing our customer base and achieving broader market acceptance of our solutions will depend to a significant extent on our ability to expand our sales and marketing operations. We plan to continue to expand our direct sales force and engage additional third-party channel partners, both domestically and internationally. This expansion will require us to invest significant financial and other resources. Our business will be seriously harmed if our efforts do not generate a corresponding significant increase in revenue. We may not achieve anticipated revenue growth from expanding our direct sales force if we are unable to hire and develop talented direct sales personnel, if our new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if we are unable to retain our existing direct sales personnel. We also may not achieve anticipated revenue growth from our third-party channel partners if we are unable to attract and retain additional motivated third-party channel partners, if any existing or future third-party channel partners fail to successfully market, resell, implement or support our solutions for their customers, or if they represent multiple providers and devote greater resources to market, resell, implement and support competing products and services.

If we fail to develop our brands cost-effectively, our business may suffer.

We believe that developing and maintaining awareness of our brands in a cost-effective manner is critical to achieving widespread acceptance of our existing and future services and is an important element in attracting new customers. Successful promotion of our brands will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful solutions. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brands. Our online press release and news distribution is a trusted information source. To the extent we were to distribute an inaccurate or fraudulent press release, our reputation could be harmed. If we fail to successfully promote and maintain our brands, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brands, we may fail to attract new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

We may be liable to our customers and may lose customers if we provide poor service, if our solutions do not comply with our agreements or if there is a loss of data.

The information in our databases may not be complete or may contain inaccuracies that our customers regard as significant. Our ability to collect and report data may be interrupted by a number of factors, including our inability to access the Internet, the failure of our network or software systems or failure by our third-party facilities to meet our capacity requirements. In addition, computer viruses and intentional or unintentional acts of our employees may harm our systems causing us to lose data we maintain and supply to our customers or data that our customers input and maintain on our systems, and the transmission of computer viruses could expose us to litigation. Our subscription agreements generally give our customers the right to terminate their agreements for cause if we materially breach our obligations. Any failures in the services that we supply or the loss of any of our customers’ data that we cannot rectify in a certain time period may give our customers the right to terminate their agreements with us and could subject us to liability. As a result, we may also be required to spend substantial amounts to defend lawsuits and pay any resulting damage awards. In addition to potential liability, if we supply inaccurate data or experience interruptions in our ability to supply data, our reputation could be harmed and we could lose customers.

Although we maintain general liability insurance, including coverage for errors and omissions, this coverage may be inadequate, or may not be available in the future on acceptable terms, or at all. In addition, we cannot provide assurance that this policy will cover any claim against us for loss of data or other indirect or consequential damages and defending a suit, regardless of its merit, could be costly and divert management’s attention.

If our solutions fail to perform properly or if they contain technical defects, our reputation will be harmed, our market share would decline and we could be subject to product liability claims.

Our on-demand software may contain undetected errors or defects that may result in product failures or otherwise cause our solutions to fail to perform in accordance with customer expectations. Because our customers use our solutions for important aspects of their business, any errors or defects in, or other performance problems with, our solutions could hurt our reputation and may damage our customers’ businesses. If that occurs, we could lose future sales or our existing subscription customers could elect to not renew. Product performance problems could result in loss of market share, failure to achieve market acceptance and the diversion of development resources. If one or more of our solutions fail to perform or contain a technical defect, a customer may assert a claim against us for substantial damages, whether or not we are responsible for our solutions’ failure or defect. We do not currently maintain any warranty reserves.

Product liability claims could require us to spend significant time and money in litigation or arbitration/dispute resolution or to pay significant settlements or damages. Although we maintain general liability insurance, including coverage for errors and omissions, this coverage may not be sufficient to cover liabilities resulting from such product liability claims. Also, our insurer may disclaim coverage. Our liability insurance also may not continue to be available to us on reasonable terms, in sufficient amounts, or at all. Any product liability claim successfully brought against us could cause our business to suffer.

Changes in laws and/or regulations related to the Internet or changes in the Internet infrastructure itself may cause our business to suffer.

The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication and business applications. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting data privacy, the use of the Internet as a commercial medium and the use of email for marketing or other consumer communications. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the Internet or for sending commercial email. These laws or charges could limit the growth of Internet-related commerce or communications generally, result in a decline in the use of the Internet and the viability of Internet-based services such as ours and reduce the demand for our products.

The Internet has experienced, and is expected to continue to experience, significant user and traffic growth, which has, at times, caused user frustration with slow access and download times. If Internet activity grows faster than Internet infrastructure or if the Internet infrastructure is otherwise unable to support the demands placed on it, or if hosting capacity becomes scarce, our business growth may be adversely affected.

If we are unable to protect our proprietary technology and other intellectual property rights, it will reduce our ability to compete for business.

If we are unable to protect our intellectual property, our competitors could use our intellectual property to market products similar to our products, which could decrease demand for our solutions. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as licensing agreements, third-party nondisclosure agreements and other contractual provisions and technical measures, to protect our intellectual property rights. These protections may not be adequate to prevent our competitors from copying our solutions or otherwise infringing on our intellectual property rights. Existing laws afford only limited protection for our intellectual property rights and may not protect such rights in the event competitors independently develop solutions similar or superior to ours. In addition, the laws of some countries in which our solutions are or may be licensed do not protect our solutions and intellectual property rights to the same extent as do the laws of the United States.

To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information.

If a third-party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, and our business may be harmed.

The software and Internet industries are characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Third-parties may assert patent and other intellectual property infringement claims against us in the form of lawsuits, letters, or other forms of communication. As currently pending patent applications are not publicly available, we cannot anticipate all such claims or know with certainty whether our technology infringes the intellectual property rights of third-parties. We expect that the number of infringement claims in our market will increase as the number of solutions and competitors in our industry grows. These claims, whether or not successful, could:

•	divert management’s attention;

•	result in costly and time-consuming litigation;

•	require us to enter into royalty or licensing agreements, which may not be available on acceptable terms, or at all; or

•	require us to redesign our solutions to avoid infringement.

As a result, any third-party intellectual property claims against us could increase our expenses and adversely affect our business. In addition, many of our customer agreements require us to indemnify our customers for third-party intellectual property infringement claims, which would increase the cost to us resulting from an adverse ruling in any such claim. Even if we have not infringed any third-parties’ intellectual property rights, we cannot be sure our legal defenses will be successful, and even if we are successful in defending against such claims, our legal defense could require significant financial resources and management’s time, which could adversely affect our business.

Our growth could strain our personnel and infrastructure resources, and if we are unable to implement appropriate controls and procedures to manage our growth, we may not be able to successfully implement our business plan.

Rapid growth in our headcount and operations may place a significant strain on our management, administrative, operational and financial infrastructure. Between January 1, 2004 and December 31, 2006, the number of our full time equivalent employees increased by approximately 160%, from 106 to 276. We anticipate that additional growth will be required to address increases in our customer base, as well as expansion into new geographic areas.

Our success will depend in part upon the ability of our senior management to manage growth effectively. To do so, we must continue to hire, train and manage new employees as needed. To date, we have not experienced any significant problems as a result of the rapid growth in our headcount, other than occasional office space constraints. However, our anticipated future growth may place greater strains on our resources. For instance, if our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees as needed, or if we are not successful in retaining our existing employees, our business may be harmed. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. The additional headcount and capital investments we expect to add will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by offsetting expense reductions in the short term. If we fail to successfully manage our growth, we will be unable to execute our business plan.

We are dependent on our executive officers, and the loss of any of them may prevent us from implementing our business plan in a timely manner if at all.

Our success depends largely upon the continued services of our executive officers and other key personnel. We are also substantially dependent on the continued service of our existing development personnel because of the complexity of our service and technologies. We do not have employment agreements with any of our development personnel that require them to remain our employees nor do the employment agreements we have with our executive officers require them to remain our employees and, therefore, they could terminate their employment with us at any time without penalty. We do not currently maintain key man life insurance on any of our executives, and such insurance, if obtained in the future, may not be sufficient to cover the costs of recruiting and hiring a replacement or the loss of an executive’s services. The loss of one or more of our key employees could seriously harm our business.

We may not be able to attract and retain the highly skilled employees we need to support our planned growth.

To execute our business strategy, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for senior sales executives and engineers with high levels of experience in designing and developing software. We may not be successful in attracting and retaining qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than us. In addition, in making employment decisions, particularly in the Internet and high-technology industries, job candidates often consider the value of the stock options they are to receive in connection with their employment. Significant volatility in the price of our stock may, therefore, adversely affect our ability to attract or retain key employees. Furthermore, changes to accounting principles generally accepted in the United States relating to the expensing of stock options may discourage us from granting the size or type of stock options awards that job candidates require to join our company, and may result in our paying additional cash compensation to job candidates to offset reduced stock option grants. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

Because we conduct operations in foreign jurisdictions, which accounted for approximately 7% of our 2006 revenues, and because our business strategy includes expanding our international operations, our business is susceptible to risks associated with international operations.

We have small but growing international operations and our business strategy includes expanding these operations. Conducting international operations subjects us to new risks that we have not generally faced in the United States. These include:

•	fluctuations in currency exchange rates;

•	unexpected changes in foreign regulatory requirements;

•	difficulties in managing and staffing international operations;

•	potentially adverse tax consequences, including the complexities of foreign value added tax systems and restrictions on the repatriation of earnings; and

•	the burdens of complying with a wide variety of foreign laws and different legal standards.

The occurrence of any one of these risks could negatively affect our international operations and, consequently, our results of operations generally. In addition, the Internet may not be used as widely in international markets in which we expand our international operations and, as a result, we may not be successful in offering our solutions internationally.

We might require additional capital to support business growth, and this capital might not be available.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new solutions or enhance our existing solutions, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in further equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

For example, FASB now requires companies to expense the fair value of employee stock options. Such stock option expensing required us, beginning in 2006, to value our employee stock option grants pursuant to a fair value-based model, and then recognize that value against our reported earnings over the vesting period in effect for those options. Prior to 2006, we had accounted for stock-based awards to employees in accordance with the intrinsic value method. The intrinsic value method generally results in recording less expense than the fair value method for stock-based awards. This change in accounting treatment materially and adversely affected our reported results of operations. We discuss more fully the adoption of the new rules for accounting for stock-based awards in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in Note 2 and Note 11 to the notes to the consolidated financial statements included elsewhere in this prospectus.

Compliance with new regulations governing public company corporate governance and reporting is uncertain and expensive.

Many new laws, regulations and standards, notably those adopted in connection with the Sarbanes-Oxley Act of 2002, have increased the scope, complexity and cost of corporate governance, reporting and disclosure practices and have created uncertainty for public companies. These new laws, regulations and standards are subject to interpretations due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by varying regulatory bodies. This may cause continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Our implementation of these reforms and enhanced new disclosures may result in increased general and administrative expenses and a significant diversion of management’s time and attention from revenue-generating activities. Any unanticipated difficulties in implementing these reforms could result in material delays in complying with these new laws, regulations and standards or significantly increase our operating costs.

Risks Related to our Common Stock and the Securities Markets

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. There are many large, well-established publicly traded companies active in our industry and market, which may mean it will be less likely that we receive widespread analyst coverage. Furthermore, if one or more of the analysts who do cover us downgrade our stock, our stock price would likely decline rapidly. If one or more of these analysts cease coverage of us, we could lose visibility in the market, which in turn could cause our stock price to decline.

Volatility of our stock price could adversely affect stockholders.

The market price of our common stock could fluctuate significantly as a result of:

•	quarterly variations in our operating results;

•	seasonality of our business cycle;

•	interest rate changes;

•	changes in the market’s expectations about our operating results;

•	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning our company or the on-demand software industry in general;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	news reports relating to trends in our markets;

•	changes in laws and regulations affecting our business;

•	material announcements by us or our competitors;

•	sales of substantial amounts of common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions and acts of war or terrorism.

The concentration of our capital stock ownership with insiders will likely limit your ability to influence corporate matters.

As of December 31, 2006, our executive officers, directors and affiliated entities together beneficially owned approximately 38% of our outstanding common stock. We anticipate that our executive officers, directors and affiliated parties will together beneficially own approximately     % of our outstanding common stock after this offering, or     % if the underwriters exercise their over-allotment option in full. These stockholders, acting together, have significant influence over most matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

Provisions in our amended and restated certificate of incorporation and bylaws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our stock.

Our amended and restated certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	provide that directors may only be removed “for cause” and only with the approval of 66 2/3 percent of our stockholders;

•	require super-majority voting to amend our bylaws or specified provisions in our amended and restated certificate of incorporation;

•	authorize the issuance of “blank check” preferred stock that our board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	limit the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to adopt, amend, or repeal our bylaws; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company.

Future sales, or the availability for sale, of our common stock may cause our stock price to decline.

Our directors, officers and the selling stockholders hold approximately      shares of our common stock that they generally are currently able to sell in the public market. In connection with this offering, these officers, directors and stockholders will have agreed, prior to the commencement of this offering, subject to limited exceptions, not to sell or transfer any shares of common stock for 90 days after the date of this prospectus without Thomas Weisel Partners LLC’s consent. However, Thomas Weisel Partners LLC may release these shares from these restrictions at any time. In evaluating whether to grant such a request, Thomas Weisel Partners LLC may consider a number of factors with a view toward maintaining an orderly market for, and minimizing volatility in the market price of, our common stock. These factors include, among others, the number of shares involved, recent trading volume and prices of the stock, the length of time before the lock-up expires and the reasons for, and the timing of, the request. We cannot predict what effect, if any, market sales of shares held by any stockholder or the availability of these shares for future sale will have on the market price of our common stock.

We have also registered shares of our common stock that are subject to outstanding stock options, or reserved for issuance under our stock option plan, which shares can generally be freely sold in the public market upon issuance. In addition, certain stockholders have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or for other stockholders. Moreover, many of our executive officers and directors have established trading plans under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, for the purpose of effecting sales of our common stock. Sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds received by us from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We may not apply the net proceeds we receive from this offering in ways that increase the value of your investment. We expect to use the net proceeds we receive from this offering for general corporate purposes, including working capital and capital expenditures, and for possible investments in, or acquisitions of, complementary businesses, software or technologies. We have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use the proceeds.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains and incorporates by reference forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to:

•	our plans to develop and market new products and the timing of these development programs;

•	our estimates regarding our capital requirements and our needs for additional financing;

•	our estimates of expenses and future revenues and profitability;

•	our estimates of the size of the markets for our solutions;

•	the rate and degree of market acceptance of our solutions; and

•	the success of other competing technologies that may become available.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “predicts,” “intends,” “potential” and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Except as required by law, we assume no obligation to update any forward-looking statements after the date of this prospectus.

This prospectus also contains and incorporates by reference estimates made by independent parties and by us relating to market size and growth and other industry data. These estimates involve a number of assumptions and limitations and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that we will receive approximately $      million in net proceeds from the sale of our common stock in this offering, at an assumed offering price of $      per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We have no immediate need for the proceeds we will receive from this offering. We currently intend to use the proceeds for general corporate purposes, including working capital and capital expenditures, but we have not designated any specific uses. We may use a portion of the net proceeds from this offering to finance our growth strategy, including our planned expansion of our distribution channels, sales force, international market penetration and business operations and solution offerings generally, if our available cash from operating activities is insufficient to finance these expansion efforts. However, we currently have no plans to do so. We may also use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, solutions or technologies. In addition, the amount and timing of what we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in “Risk Factors.” Accordingly, our management will have discretion and flexibility in applying the net proceeds of this offering. Pending any uses, as described above, we intend to invest the net proceeds in high quality, investment grade, short-term fixed income instruments which include corporate, financial institution, federal agency or U.S. government obligations.

PRICE RANGE OF COMMON STOCK

Our common stock has been listed for trading on the NASDAQ Global Market under the symbol “VOCS” since our initial public offering on December 7, 2005. Prior to that time, there was no public market for our common stock. The following table sets forth the high and low closing sales prices of our common stock, as reported on the NASDAQ Global Market, for each of the periods listed.

	High	Low

2005
Fourth Quarter (from December 7, 2005)	$11.25	$10.00
2006
First Quarter	$15.34	$10.00
Second Quarter	16.40	12.19
Third Quarter	15.78	12.80
Fourth Quarter	18.11	14.87

The last reported sale price of our common stock on the NASDAQ Global Market on March 1, 2007 was $19.20 per share. As of February 21, 2007, we had approximately 77 holders of record of our common stock, including record holders and individual participants in a security position listing.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and do not expect to pay any cash dividends for the foreseeable future. We intend to retain any future earnings, if any, in the operation and expansion of our business. Any future determination to pay cash dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors deems relevant. In addition, the terms of any future indebtedness that we may incur could preclude us from paying dividends. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION
(in thousands, except per share data)

The following table summarizes our balance sheet data as of December 31, 2006:

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale of 1,300,000 shares of common stock offered by us, at an assumed offering price of $ per share, after deducting underwriting discounts and commissions of approximately $ million and estimated offering expenses of approximately $ million.

You should read this table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere or incorporated by reference in this prospectus.

	As of
	December 31, 2006
	Actual	As Adjusted

Cash and cash equivalents	$26,506	$

Notes payable and capital lease obligations	762		762
Redeemable common stock, $.01 par value; 5,000 shares issued and outstanding, actual and as adjusted	33		33
Stockholders’ equity:
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	—		—
Common stock, $.01 par value; 90,000,000 shares authorized, 16,993,515 shares issued and 15,982,738 shares outstanding, actual; shares issued and shares outstanding, as adjusted	170
Additional paid-in capital	80,526
Treasury stock, 1,010,777 shares, at cost	(3,283)		(3,283)
Accumulated other comprehensive loss	(48)		(48)
Accumulated deficit	(36,391)		(36,391)

Total stockholders’ equity	40,974

Total capitalization	$41,769	$

The number of shares shown as issued and outstanding in the table above excludes:

•	3,576,965 shares of common stock issuable upon exercise of all options outstanding as of January 31, 2007, with a weighted average exercise price of $12.34 per share;

•	225,520 shares of common stock issuable upon exercise of all warrants outstanding as of January 31, 2007, with a weighted average exercise price of $4.82 per share; and

•	388,649 shares of common stock reserved for future issuance under our 2005 Stock Award Plan.

SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except per share data)

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The data for the years ended December 31, 2004, 2005 and 2006 are derived from consolidated financial statements included elsewhere in this prospectus. The data for the years ended December 31, 2002 and 2003 are derived from audited financial statements not included in this prospectus.

	Year Ended December 31,
	2002	2003(5)	2004(6)	2005	2006(7)

Consolidated Statement of Operations:
Revenues(1)	$11,524	$15,434	$20,393	$28,062	$40,328
Cost of revenues(2)(3)	2,679	3,244	4,368	6,537	8,293
Accelerated amortization of prepaid royalty fees and contract termination costs	—	—	—	1,399	—

Gross profit	8,845	12,190	16,025	20,126	32,035
Operating expenses:(3)(4)
Sales and marketing	6,755	8,285	11,708	14,837	18,912
Research and development	1,487	2,201	2,064	2,515	2,896
General and administrative	3,886	4,493	3,942	6,051	9,626
Amortization of intangible assets	78	788	976	1,605	1,705

Total operating expenses	12,206	15,767	18,690	25,008	33,139
Loss from operations	(3,361)	(3,577)	(2,665)	(4,882)	(1,104)
Other income (expense):
Interest and other income	78	12	99	177	1,819
Interest expense	(85)	(41)	(35)	(359)	(88)

Total other income (expense)	(7)	(29)	64	(182)	1,731
Income (loss) before income taxes and cumulative effect of a change in accounting principle	(3,368)	(3,606)	(2,601)	(5,064)	627
Provision for income taxes	—	—	—	—	185

Income (loss) before cumulative effect of a change in accounting principle	(3,368)	(3,606)	(2,601)	(5,064)	442
Cumulative effect of a change in accounting principle(1)	—	896	—	—	—

Net income (loss)	(3,368)	(2,710)	(2,601)	(5,064)	442
Accretion of preferred stock	(1,316)	(1,547)	(1,582)	(1,900)	—

Net income (loss) attributable to common stockholders	$(4,684)	$(4,257)	$(4,183)	$(6,964)	$442

Net income (loss) attributable to common stockholders per share, basic and diluted	$(1.18)	$(1.07)	$(1.04)	$(1.43)	$0.03

(1)	On January 1, 2003, we changed our revenue recognition policy. This change was made to comply with provisions of EITF 00-21, Revenue Arrangements with Multiple Deliverables. Upon adoption of EITF 00-21 on January 1, 2003, we recorded a cumulative effect of a change in accounting principle of $896 representing the unrecognized revenue that would have been recognized in prior periods had we retroactively applied EITF 00-21. Had we adopted EITF 00-21 on January 1, 2002, our revenues would have increased, and our net loss would have decreased $194 in 2002.

(2)	Cost of revenues includes amortization of intangible assets in the following amounts:

	Year Ended December 31,
	2002	2003	2004	2005	2006

Amortization of intangible assets	$292	$478	$397	$402	$344

(3)	Cost of revenues and operating expenses include stock-based compensation related to the adoption of SFAS No. 123R, Share-Based Payment, in the following amounts:

	Year Ended December 31,
	2002	2003	2004	2005	2006

Cost of revenues	$—	$—	$—	$—	$69
Sales and marketing	—	—	—	—	530
Research and development	—	—	—	—	219
General and administrative	—	—	—	—	1,042

Total	$—	$—	$—	$—	$1,860

(4)	Operating expenses include stock-based compensation related to purchases of our common stock in the following amounts:

	Year Ended December 31,
	2002	2003	2004	2005	2006

Research and development	$—	$247	$—	$—	$—
General and administrative	—	246	—	1,006	—

(5)	On January 24, 2003, we acquired Public Affairs Technologies, Inc. a provider of software to manage corporate communications and public relations. The operating results of Public Affairs Technologies have been included in our results of operations since the date of acquisition.

(6)	On November 8, 2004, we acquired Gnossos Software, Inc., a provider of software to manage corporate communications and government relations. The operating results of Gnossos have been included in our results of operations since the date of acquisition.

(7)	On August 4, 2006, we acquired PRWeb International, Inc., an online distributor of press releases. The operating results of PRWeb have been included in our results of operations since the date of acquisition.

	Year Ended December 31,
	2002	2003	2004	2005	2006

Balance Sheet Data:
Cash and cash equivalents	$2,411	$1,573	$7,554	$40,027	$26,506
Working capital (deficit)	(4,589)	(8,590)	(5,442)	24,915	8,521
Total assets	6,068	9,571	19,618	55,836	74,770
Total debt	424	339	3,001	1,407	762
Total deferred revenue	10,070	12,393	16,052	20,696	26,631
Redeemable stock	17,967	22,488	28,830	189	33
Stockholders’ equity (deficit)	(23,958)	(28,227)	(31,738)	30,387	40,974

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors”.

Overview

We are a leading provider of on-demand software for public relations management. Our web-based software suite helps organizations in the Internet-enabled world to fundamentally change the way they communicate with both the media and the public, optimizing their public relations and increasing their ability to measure its impact. Our on-demand software addresses the critical functions of public relations including media relations, news distribution and news monitoring. We deliver our solutions over the Internet using a secure, scalable application and system architecture, which allows our customers to eliminate expensive up-front hardware and software costs and to quickly deploy and adopt our on-demand software.

We began selling desktop software for government relations in 1992 under a perpetual license model. In 1997, we expanded our software suite to address the needs of the much larger public relations market, focusing primarily on larger organizations. In 1999, we reengineered our software to be delivered over the Internet as an on-demand solution, which allowed us to market to organizations of all sizes. In 2000, we began actively selling access to our on-demand software and expanded our sales and marketing activities. Since shifting to an on-demand model, we no longer sell perpetually licensed software and related maintenance agreements. In 2006, we derived principally all of our revenues from subscription agreements and related services.

We sell access to our on-demand software primarily through our direct sales channel, and to a lesser extent through third-party distributors. As of December 31, 2006, we had 1,727 active customers of all sizes across a wide variety of industries, including financial and insurance, technology, healthcare and pharmaceutical and retail and consumer products, as well as government agencies, not-for-profit organizations and educational institutions. We define active customers as unique customer accounts that have an active subscription and have not been suspended for non-payment.

On August 4, 2006, we acquired PRWeb International, Inc., an online distributor of press releases. Through our acquisition of PRWeb, we help customers achieve visibility on the Internet by distributing search engine optimized press releases directly to various news sites and the public. We offer an on-demand solution which allows our customers to widely distribute press releases containing important elements of new media such as images, podcasts and video messages to drive Internet traffic to websites and optimize brand awareness. The aggregate purchase consideration was $28.5 million, which consisted of $20.9 million in cash, $7.2 million of common stock and $324,000 of transaction costs.

We plan to continue the expansion of our customer base by expanding our direct and indirect distribution channels, expanding our international market penetration and selectively pursuing strategic acquisitions. As a result, we plan to hire additional personnel, particularly in sales and professional services, and expand our domestic and international selling and marketing activities, increase the number of locations around the world where we conduct business and develop our operational and financial systems to manage a growing business. We also intend to identify and acquire companies which would either expand our solution’s functionality, provide access to new customers or markets, or both.

Sources of Revenues

We derive our revenues from subscription agreements and related services and from the online distribution of press releases. Our subscription agreements contain multiple service elements and deliverables, which include use of our on-demand software, hosting services, content and content updates, implementation and training services and customer support. The typical term of our subscription agreements is one year; however, our customers may purchase subscriptions with multi-year terms. We generally invoice our customers in advance of their annual subscription, with payment terms that require our customers pay us within 30 days of invoice. Our subscription agreements are non-cancelable, though customers typically have the right to terminate their agreements for cause if we materially breach our obligations under the agreement.

Professional services revenue consists primarily of data migration, training and configuration services sold separately after the initial subscription agreement. Typically, our professional service engagements are billed on a fixed fee basis with payment terms requiring our customers to pay us within 30 days of invoice. Revenues from professional services sold separately from subscription agreements have not been material to our business. During 2006, professional services sold separately accounted for less than 5% of our revenues.

Historically, we have increased revenues from our existing customers by selling more add-on modules of our on-demand software suite, adding more users and/or increasing the prices charged for our subscriptions. Since 2003, the increase in revenues from existing customers has typically ranged up to 10% per annum.

Through our acquisition of PRWeb, we derive revenue on a per-transaction basis from the online distribution of press releases. We generally receive payment in advance of the distribution of the press release.

Cost of Revenues and Operating Expenses

Cost of Revenues.  Cost of revenues consists primarily of compensation for training, editorial and support personnel, hosting infrastructure, amortization of content and purchased technology, depreciation associated with computer equipment and software and allocated overhead. We allocate overhead expenses such as employee benefits, computer supplies, depreciation for computer equipment and office supplies based on headcount. As a result, indirect overhead expenses are included in cost of revenues and each operating expense category.

We believe content is an integral part of our solution and provides our customers with access to broad, current and relevant information critical to their PR efforts. We expect to continue to make investments in both our own content as well as content acquired from third parties and to continue to enhance our proprietary information database and news on-demand service. We expect that in 2007, cost of revenues will increase in absolute dollars but decrease slightly as a percentage of revenues, as we incur expenses to expand our content offerings and our capacity to support new customers.

Sales and Marketing.  Sales and marketing expenses are our largest operating expense, accounting for 47% of our 2006 revenues. Sales and marketing expenses consist primarily of compensation for our sales and marketing personnel, sales commissions and incentives, marketing programs, including lead generation, events and other brand building expenses and allocated overhead. We expense our sales commissions at the time a subscription agreement is executed by the customer, and we recognize substantially all of our revenues ratably over the term of the corresponding subscription agreement. Accordingly, we generally experience a delay between the recognition of revenues and the corresponding increase in sales and marketing expenses.

As our revenues increase, we plan to continue to invest heavily in sales and marketing by increasing the number of direct sales personnel in order to add new customers and increase sales to our existing customers. We also plan to expand our marketing activities in order to build brand awareness and generate additional leads for our growing sales personnel. We expect that in 2007, sales and marketing expenses will increase in absolute dollars but will decrease as a percentage of revenues.

Research and Development.  Research and development expenses consist primarily of compensation for our software application development personnel and allocated overhead. We have historically focused our research and development efforts on increasing the functionality and enhancing the ease of use of our on-demand software. Because of our hosted, on-demand model, we are able to provide all of our customers with a single, shared version of our most recent application. As a result, we do not have to maintain legacy versions of our software, which enables us to have relatively low research and development expenses as compared to traditional enterprise software business models. We expect that in 2007, research and development expenses will increase in absolute dollars as we upgrade and extend our service offerings and develop new technologies, but will remain relatively consistent or decrease slightly as a percentage of revenues.

General and Administrative.  General and administrative expenses consist of compensation and related expenses for executive, finance, accounting, administrative and management information systems personnel, professional fees, other corporate expenses and allocated overhead. We expect that in 2007, general and administrative expenses will increase in absolute dollars but decrease as a percentage of revenues.

Amortization of Intangible Assets.  Amortized intangible assets consist of customer relationships, a trade name and agreements not-to-compete acquired in business combinations.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in Note 2 to the consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition.  We recognize revenues in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 104, Revenue Recognition. We recognize revenues from subscription agreements for our on-demand software and related services when there is persuasive evidence of an arrangement, the service has been provided to the customer, the collection of the fee is probable and the amount of the fees to be paid by the customer is fixed or determinable. Amounts that have been invoiced are recorded in accounts receivable and deferred revenue.

Our subscription agreements generally contain multiple service elements and deliverables. These elements include access to our software and often specify initial services including implementation and training. Our subscription agreements do not provide customers the right to take possession of the software at any time.

Our revenue recognition policy considers all elements in our multiple element subscription agreements as a single unit of accounting, and accordingly, we recognize all associated fees over the subscription period, which is typically one year. We recognize our revenue over the subscription period because the subscription is the last element delivered to the customer and the predominant element of our agreements. In applying the guidance in Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, (EITF 00-21), we determined that we do not have objective and reliable evidence of the fair value of the subscription to our on-demand software after delivery of specified initial services. When we sell this subscription separately from professional services the price charged varies widely and, therefore, we cannot objectively and reliably determine the subscription’s fair value. As a result, subscription revenues are recognized ratably over the subscription period. Professional services sold separately from a subscription arrangement are recognized as the services are performed.

Through our acquisition of PRWeb, we distribute press releases over the Internet that are indexed by major search engines and distributed directly to various news sites, journalists and other key constituents. We recognize revenue on a per-transaction basis when the press releases are made available to the public.

Stock-Based Compensation.  Prior to January 1, 2006, we accounted for stock-based compensation using the intrinsic value method of accounting under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25). Our stock option awards have generally been granted with an exercise price equal to the estimated fair value of the underlying common stock on the grant date, and accordingly, any stock-based compensation related to stock option grants was not material under APB No. 25. We applied the disclosure provisions under Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation and related interpretations (SFAS No. 123) as if the fair value method had been applied in measuring compensation expense. As a result, stock-based compensation expense, based upon the fair value method, was included as a pro forma disclosure in the notes to our financial statements for the stock-based compensation awards granted after we became a public entity.

On January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standard No. 123(R), Share-Based Payment (SFAS No. 123R), using the modified-prospective transition method for the unvested portion of stock-based compensation awards granted after we became a public entity. Because we did not complete our initial public offering until December 2005, we have applied the prospective method to the unvested portion of stock-based compensation awards granted prior to June 15, 2005, the date we first filed a registration statement with the Securities and Exchange Commission (SEC). Accordingly, we have not restated our financial results for prior periods. Under the prospective method, we will continue to account for stock-based compensation awards granted before June 15, 2005 using the intrinsic value method as prescribed by APB No. 25. Under the modified prospective method, stock-based compensation expense for all stock-based compensation awards granted after June 15, 2005, but not vested as of December 31, 2005, is based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123. Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. We recognize compensation expense for stock-based compensation awards on a straight-line basis over the requisite service period of the award.

In accordance with SFAS No. 123R, we used the Black-Scholes option pricing model to measure the fair value of our option awards granted after June 15, 2005. The Black-Scholes model requires the input of highly subjective assumptions including volatility, expected term, risk-free interest rate and dividend yield. In 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB No. 107) which provides supplemental implementation guidance for SFAS No. 123R. We recently became a public entity, and therefore have a limited trading history. Accordingly, our expected volatility is based on the historical volatilities of similar entities’ common stock over the most recent period commensurate with the estimated expected term of the awards. The expected term of an award is based on the “simplified” method allowed by SAB No. 107, whereby the expected term is equal to the midpoint between the vesting date and the end of the contractual term of the award. The risk-free interest rate is based on the rate on U.S. Treasury zero coupon issues with maturities consistent with the estimated expected term of the awards. We have not paid and do not anticipate paying a dividend in the foreseeable future and accordingly, use an expected dividend yield of zero. Changes in these assumptions can affect the estimated fair value of options granted and the related compensation expense which may significantly impact our results of operations in future periods.

Stock-based compensation expense recognized is based on the estimated portion of the awards that are expected to vest. We apply estimated forfeiture rates based on analyses of historical data, including termination patterns and other factors.

As a result of the adoption of SFAS No. 123R, we recognized stock-based compensation of $1,860,000 in 2006. As of December 31, 2006, we had $6,493,000 of total unrecognized compensation cost related to nonvested stock-based compensation awards granted under our equity plans. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.9 years.

Business Combinations.  We have completed acquisitions of businesses that have resulted in the recording of identifiable intangible assets based on the estimated fair value of those assets and goodwill in our financial statements. Intangible assets consist of acquired customer relationships, a trade name, agreements not-to-compete and purchased technology. Intangible assets are amortized either on a straight-line or accelerated basis over their estimated useful lives ranging from two to seven years. Accounting for these acquisitions requires us to make determinations about the fair value of assets acquired, including intangible assets, and liabilities assumed that involve estimates and judgments.

Impairment of Long-Lived Assets.  We assess the impairment of our intangible and other long-lived assets when events or changes in circumstances indicate that an asset’s carrying value may not be recoverable. An impairment charge is recognized when the sum of the expected future undiscounted net cash flows is less than the carrying value of the asset. An impairment charge would be measured by comparing the amount by which the carrying value exceeds the fair value of the asset being evaluated for impairment. Any resulting impairment charge would be included in our results of operations. For the year ended December 31, 2006, we recognized an impairment charge of $28,000.

Goodwill.  We test our goodwill for impairment annually on November 1, or whenever events or changes in circumstances indicate an impairment may have occurred. Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions and a variety of other circumstances. We conducted the annual impairment test with no resulting impairment.

Results of Operations

The following tables set forth selected consolidated statements of operations data for each of the periods indicated as a percentage of total revenues.

	Year Ended December 31,
	2004	2005	2006

Revenues	100%	100%	100%
Cost of revenues	21	23	21
Accelerated amortization of prepaid royalty fees and contract termination costs	—	5	—

Gross profit	79	72	79
Operating expenses:
Sales and marketing	58	53	47
Research and development	10	9	7
General and administrative	19	21	24
Amortization of intangible assets	5	6	4

Total operating expenses	92	89	82
Loss from operations	(13)	(17)	(3)
Other income (expense), net	—	(1)	4

Income (loss) before income taxes	(13)	(18)	1
Provision for income taxes	—	—	—

Net income (loss)	(13)%	(18)%	1%

The following table sets forth our total deferred revenue and net cash provided by operating activities for each of the periods indicated and number of active customers as of the last day of each of the periods indicated.

	Year Ended December 31,
	2004	2005	2006

Total deferred revenue (in thousands at year end)	$16,052	$20,696	$26,631
Net cash provided by operating activities (in thousands)	$2,067	$1,736	$10,412
Active customers	1,140	1,384	1,727

Years Ended December 31, 2006 and 2005

Revenues.  Revenues for 2006 were $40.3 million, an increase of $12.2 million, or 44%, over revenues of $28.1 million for 2005. The increase in revenues was due to the increase in the number of total active customers to 1,727 as of December 31, 2006 from 1,384 as of December 31, 2005, an increase in average revenue per active customer and the effect of the PRWeb acquisition, which closed in August 2006. The increase in active customers was the result of adding sales personnel focused on acquiring new customers and renewing existing customers. The increase in average revenue per active customer is attributed to selling more add-on modules of our software suite, adding more users and increasing the prices charged for subscriptions from our renewal customers. We estimate the growth in average revenue per active customer was $2.6 million of the total increase in revenues over the comparable period. Total deferred revenue as of December 31, 2006 was $26.6 million, representing an increase of $5.9 million, or 29%, over total deferred revenue of $20.7 million as of December 31, 2005.

Cost of Revenues.  Cost of revenues for 2006 was $8.3 million, an increase of $1.8 million, or 27%, over cost of revenues of $6.5 million for 2005. The increase in cost of revenues was primarily due to an increase of $1.6 million in employee related costs, $234,000 in hosting infrastructure costs, $164,000 from amortization of our internally developed software and information database used in our subscription services and $69,000 in stock-based compensation reflecting the adoption of SFAS No. 123R offset by a $513,000 reduction in third-party license and royalty fees. The increase in our headcount was attributed to additional support personnel from the acquisition of PRWeb. We had 36 full-time employee equivalents in our professional and other support services groups as of December 31, 2006 compared to 25 full-time employee equivalents as of December 31, 2005. In August 2005, we began providing internally-developed content to our customers and have incurred an additional $1.1 million of employee related costs in 2006 related to a full year of maintenance on our database. These costs are included in the $1.6 million total increase in employee related costs.

Accelerated Amortization of Prepaid Royalty Fees and Contract Termination Costs.  We incurred a $1.4 million charge in 2005 related to the release of our internally-developed content. We developed our own content to replace a significant portion of the third-party content that we previously included in our information database. Because our customers ceased using the third-party content, we accelerated the amortization of the related prepaid royalty fees. In addition, we were required to make minimum annual payments under the related data resale agreement with the third party. The effect of the release of our internally-developed content and the related cessation of the use of the third-party content resulted in a charge of $702,000 related to the accelerated amortization of the prepaid royalty fees and $697,000 for the contractual minimum payments.

Sales and Marketing Expenses.  Sales and marketing expenses for 2006 were $18.9 million, an increase of $4.1 million or 27%, over sales and marketing expenses of $14.8 million for 2005. The increase was primarily due to an increase of $3.0 million in employee related costs from additional personnel and $530,000 in stock-based compensation reflecting the adoption of SFAS No. 123R. Our sales and marketing headcount increased by 36% as we hired sales personnel to focus on acquiring new customers and increasing revenues from existing customers. We had 121 full-time sales and marketing employee equivalents as of December 31, 2006 compared to 89 full-time employee equivalents as of December 31, 2005.

Research and Development Expenses.  Research and development expenses for 2006 were $2.9 million, an increase of $381,000, or 15%, over research and development expenses of $2.5 million for 2005. The increase in research and development expenses was primarily due to an increase of $255,000 in employee related costs from additional personnel and $219,000 in stock-based compensation reflecting the adoption of SFAS No. 123R. We had 27 full-time research and development employee equivalents as of December 31, 2006 compared to 23 full-time employee equivalents as of December 31, 2005.

General and Administrative Expenses.  General and administrative expenses for 2006 were $9.6 million, an increase of $3.5 million, or 59%, over general and administrative expenses of $6.1 million for 2005. The increase in general and administrative expenses was primarily due to $1.2 million in public company operating costs, $809,000 in employee related costs from additional personnel, $711,000 for estimated taxes on sales in jurisdictions where our on-demand solutions are considered taxable, and $1.0 million in stock-based compensation reflecting the adoption of SFAS No. 123R. These increases were partially offset by a decrease from 2005 in other stock-based compensation. In 2005, we incurred a charge of $1.0 million in stock-based compensation related to our purchase of certain shares of common stock obtained by former employees through stock option exercises within six months preceding this purchase. We completed our initial public offering in December 2005 and consequently incurred a full year of public company costs in 2006 including accounting and professional services, Sarbanes-Oxley compliance costs, and directors’ and officers’ insurance. Our general and administrative headcount increased by 55% as we hired personnel to support the increased reporting and regulatory requirements of a public company. We had 34 full-time employee equivalents in our general and administrative group at December 31, 2006 compared to 22 full time employee equivalents at December 31, 2005.

Amortization of Intangible Assets.  Amortization of intangible assets for 2006 was $1.7 million, an increase of $100,000, or 6%, over amortization of intangible assets of $1.6 million for 2005. The increase reflects the amortization expense related to the intangible assets acquired in the purchase of PRWeb partially offset by expiring amortization related to intangible assets acquired in the purchase of PAT.

Other Income (Expense).  Other income for 2006 was $1.7 million compared to other expense of $182,000 for 2005. The increase in other income (expense) was $1.9 million. We invested proceeds from our initial public offering in December 2005 in cash equivalents and short-term investments and we repaid in full our outstanding borrowings under our revolving line of credit. The higher balances of cash equivalents and short-term investments resulted in increased interest income of $1.5 million. The repayment of the outstanding borrowings under our revolving line of credit resulted in decreased interest expense of $246,000.

Provision for Income Taxes.  The provision for income taxes for 2006 was $185,000. No provision for income taxes was recorded in 2005. The provision for income taxes in 2006 consists of deferred income tax expense resulting from the amortization of tax deductible goodwill acquired in the purchase of PRWeb.

Years Ended December 31, 2005 and 2004

Revenues.  Revenues for 2005 were $28.1 million, an increase of $7.7 million, or 38%, over revenues of $20.4 million for 2004. The increase in revenues was primarily due to the increase in the number of total active customers to 1,384 as of December 31, 2005 from 1,140 as of December 31, 2004, and to a lesser extent an increase in prices charged for subscriptions from our renewal customers. The increase in total active customers was the result of the increased market acceptance of our on-demand software for public relations and the addition of sales personnel focused on adding new customers. We estimate that the increase in prices charged for subscriptions from our renewal customers represented $1.1 million of the total increase in revenue over the comparable period. Total deferred revenue as of December 31, 2005 was $20.7 million, representing an increase of $4.6 million, or 29%, over total deferred revenue of $16.1 million as of December 31, 2004.

Cost of Revenues.  Cost of revenues for 2005 was $6.5 million, an increase of $2.1 million, or 50%, over cost of revenues of $4.4 million for 2004. The increase in cost of revenues was primarily due to an increase of $1.3 million in employee related costs, including $679,000 from additional professional service personnel and $582,000 from new personnel for the maintenance of our new information database, $478,000 in third-party license and royalty fees, and $158,000 in hosting expenses. We increased the number of professional service personnel by 14% in order to keep pace with our growing customer base. We had 25 full-time employee equivalents in our professional services group as of December 31, 2005 compared to 22 full-time employee equivalents as of December 31, 2004. We increased our headcount by 6 new full-time equivalents in the fourth quarter of 2004 which contributed to the 2005 increase in employee related costs for professional service personnel.

Accelerated Amortization of Prepaid Royalty Fees and Contract Termination Costs.  We incurred a $1.4 million charge in 2005 related to the release of our internally-developed content and the related cessation of use of certain third-party content. We developed our own content to replace a significant portion of the third-party content that we previously included in our proprietary information database. During the third quarter ended September 30, 2005, we began providing this internally-developed content to our customers and we ceased providing the third-party content. We recorded a charge of $702,000 related to the accelerated amortization of the related prepaid royalty fees and $697,000 for the contractual minimum payments.

Sales and Marketing Expenses.  Sales and marketing expenses for 2005 were $14.8 million, an increase of $3.1 million, or 27%, over sales and marketing expenses of $11.7 million for 2004. The increase was primarily due to an increase of $2.3 million in employee related costs, including $867,000 in sales commissions and incentives, and $401,000 for lead generation programs and our annual user conference. Our sales and marketing headcount increased by 27% as we hired additional sales personnel to focus on adding new customers and increasing revenues from existing customers. We had 89 full-time sales and marketing employee equivalents as of December 31, 2005 compared to 70 full-time employee equivalents as of December 31, 2004.

Research and Development Expenses.  Research and development expenses for 2005 were $2.5 million, an increase of $451,000, or 22%, over research and development expenses of $2.1 million for 2004. The increase in research and development expenses was primarily due to an increase of $347,000 in employee related costs from additional personnel and an increase of $257,000 in facility related expenses, offset by an increase of $146,000 in capitalized costs for internally developed software. We had 23 full-time employee equivalents in our research and development group as of December 31, 2005 compared to 22 full-time employee equivalents as of December 31, 2004. We increased our headcount by 6 full-time equivalents in the fourth quarter of 2004 which contributed to the 2005 increase in employee related costs for development personnel.

General and Administrative Expenses.  General and administrative expenses for 2005 were $6.1 million, an increase of $2.2 million, or 54%, over general and administrative expenses of $3.9 million for 2004. The increase in general and administrative expenses was primarily due to $1.0 million in stock-based compensation due to our purchase of certain shares of common stock obtained by former employees through stock option exercises within the six months preceding this purchase, $482,000 in employee related costs from additional personnel and $216,000 in facilities related expenses, including $70,000 in fees associated with the early termination of an office lease. Our general and administrative headcount increased by 22% as we hired additional personnel to support our growth. We had 22 full-time employee equivalents in our general and administrative group as of December 31, 2005 compared to 18 full-time employee equivalents as of December 31, 2004.

Amortization of Intangible Assets.  Amortization of intangible assets for 2005 was $1.6 million, an increase of $629,000, or 64%, over amortization of intangible assets of $976,000 for 2004. The increase in amortization was the result of acquired customer relationships from the acquisition of Gnossos in November 2004.

Other Income (Expense).  Other expense for 2005 was $182,000. Other income for 2004 was $64,000. The change in other income (expense) of $246,000 was primarily due to an increase of $325,000 in interest expense from increased borrowings under our credit facilities, offset by an increase of $106,000 in interest income from higher cash balances.

Provision for Income Taxes.  No provision for income taxes has been recorded as we have incurred net losses for all periods presented. Because we can not predict future taxable income, a valuation allowance has been recorded to offset net deferred tax assets. Our net tax provision was comprised primarily of a deferred tax benefit which was offset by increases to the valuation allowance of the same amount.

Liquidity and Capital Resources

As of December 31, 2006, our principal sources of liquidity were cash and cash equivalents totaling $26.5 million, short-term investments of $3.4 million and net accounts receivable of $10.1 million.

Net cash provided by operating activities was $10.4 million in 2006 compared to $1.7 million in 2005. The increase of $8.7 million was attributable to a $5.5 million improvement in our operating results, $1.5 million in higher non-cash charges including stock-based compensation and a $1.7 million increase in cash generated from the changes in operating assets and liabilities. Our accounts receivable and deferred revenue balances as of December 31, 2006 increased by $4.3 million and $5.9 million, respectively. The change in accounts receivable reflects the increase in amounts invoiced to our customers in the fourth quarter of 2006. The increase in deferred revenue reflects the increase in amounts invoiced to our customers in 2006, which are recognized as revenue ratably over the subscription term. If our sales increase, we would expect our accounts receivable and deferred revenue balances to increase.

As of December 31, 2006, we had net operating loss carryforwards of $24.0 million available to reduce future taxable income. In the future, we may utilize our net operating loss carryforwards and would begin making cash tax payments at that time. In addition, the limitations on utilizing net operating loss carryforwards and other minimum taxes may also increase our overall tax obligations. We expect that if we generate taxable income and/or we are not allowed to use net operating loss carryforwards, our cash generated from operations will be adequate to meet our income tax obligations.

Net cash used in investing activities was $24.2 million during 2006. Net cash used in investing activities during 2006 consisted primarily of cash paid for the acquisition of PRWeb and investments in short-term marketable securities.

Net cash provided by financing activities was $262,000 during 2006. Net cash provided by financing activities during 2006 consisted primarily of proceeds received from the exercise of stock options offset by payments under our notes payable and capital lease obligations.

As of December 31, 2006, we had a letter of credit outstanding in favor of our principal landlord. The letter of credit is collateralized by a $270,000 certificate of deposit which is maintained at the granting financial institution. The letter of credit renews annually through April 2011 and the certificate of deposit matures in 2011.

As of December 31, 2006, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Other than our operating leases for office space and computer equipment, we do not engage in off-balance sheet financing arrangements. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

The following table summarizes our contractual obligations as of December 31, 2006 that require us to make future cash payments.

	Payments Due by period
		Less than			More than
Contractual Obligations	Total	1 Year	1 - 3 Years	3 - 5 Years	5 Years
	(In thousands)

Operating leases	$2,713	$882	$1,281	$550	$—
Contractual commitments	1,565	1,088	477	—	—
Long-term debt under notes payable	627	392	235	—	—
Interest on long-term debt under notes payable	46	35	11	—	—
Capital lease obligations	156	43	73	40	—

Total obligations	$5,107	$2,440	$2,077	$590	$—

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum services to be used; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Obligations under agreements that we can cancel without a significant penalty are not included in the table above.

BUSINESS

Overview

We are a leading provider of on-demand software for public relations management. In an age of real-time communication, with an increasing number of media outlets, a rapidly growing volume of news and the emergence of blogs and other social media, traditional approaches to public relations, or PR, are becoming outmoded. Our web-based software suite helps organizations in the Internet-enabled world to fundamentally change the way they communicate with both the media and the public, optimizing their public relations and increasing their ability to measure its impact.

Our on-demand software addresses the critical functions of public relations including media relations, news distribution and news monitoring. By automating and integrating essential elements of PR functions, our solutions help organizations communicate directly with key reporters and with the public, identify and analyze relevant news stories and manage relationships with the media and other key stakeholders.

As a part of our solution, we provide a proprietary information database of over 800,000 journalists, analysts, media outlets and publicity opportunities. Our database contains extensive information about the media, including in-depth journalist profiles, contact schedules, podcast interviews, pitching preferences and other relevant information compiled by our dedicated media research team. Our database is integrated with our suite of on-demand modules that together address the communications life-cycle from identifying key contacts, to distributing information, to closing the loop with digitized feedback and management analytics.

We deliver our solutions over the Internet using a secure, scalable application and system architecture, which allows our customers to eliminate expensive up-front hardware and software costs and to quickly deploy and adopt our software. We were an early pioneer in hosted, multi-tenant, on-demand software, launching our first version in 1999. Our on-demand software is offered primarily as an annual or multi-year subscription, with press release distribution also offered on a per-transaction basis. As of December 31, 2006 we had 1,727 active customers representing organizations of all sizes across a wide variety of industries. Our solution is currently available in five languages and is in use by customers around the world. Since 1999, we have achieved 30 consecutive quarters of revenue growth.

Industry Background

Public Relations

The process of managing relationships and communications with journalists, analysts and the public is central to an organization’s reputation, profitability and, ultimately, shareholder value. As organizations recognize the growing importance of effective PR to their success, they increasingly rely on public relations to manage and analyze critical information and to deliver quick and consistent communications. Public relations professionals handle organizational functions such as media, government, consumer, industry and community relations. Every organization, large and small, engages in public relations, whether as an organized department, a single employee’s responsibility or simply as a result of public interactions by its executives.

Based on data from the 2004 Public Relations Client Survey prepared by Thomas L. Harris/ Impulse Research, the average PR budget for responding organizations in 2004 was approximately $3.1 million. This budget includes spending for both internal and outsourced PR functions, and includes corporate communications, product PR, online communications, public affairs and government relations. Based on the Thomas L. Harris Survey, we estimate that the annual PR budget for these organizations increased at a compounded rate of 15.5% per year from 2001 to 2004. Based on data included in the Survey, we estimate that, for organizations with annual revenues of at least $10 million, the aggregate annual PR budgets for programs and activities that our solutions address were approximately $59 billion in 2004. To calculate this amount, which we do not believe represents the size of the market for our solutions, we first estimated the aggregate PR budgets in 2004 for these organizations, based upon the Survey’s breakdown of average PR budgets by categories of organizations’ total annual revenues, and the number of organizations in each of these categories as reported by Dun and Bradstreet. We then multiplied this amount by the portion of the overall average PR budget in 2004 reported by the Survey which corresponds to programs and activities that our solutions address — corporate media relations, government relations, internal communications, investor relations, product media relations and public affairs. In addition, the U.S. Department of Labor Statistics projects that the employment of public relations specialists will increase faster than the average for all occupations through 2012. Based upon our target market of organizations with annual revenues of at least $10 million and the current pricing of our solutions, we believe that the potential market for on-demand software for PR exceeds $2 billion.

Although the most basic elements of PR are practiced widely across organizations of all types, sizes and geographies, the specific objectives and complexity of a PR practice will often vary based on the size of an organization and its PR department.

For small and mid-sized organizations, traditional PR is often prohibitively expensive and time consuming. These organizations are typically faced with a decision to either use external consulting agencies, or to commit internal staff and resources, both of which often exceed available budgets. In addition, PR responsibilities for these organizations are often assigned to only one or two dedicated staff or, in many cases, shared across non-dedicated staff with other full-time responsibilities. The objective for small and mid-sized organizations is typically to leverage limited resources in order to deliver the PR capabilities commonly found in larger organizations.

Larger organizations are typically well staffed and have dedicated budgets and resources. These organizations are faced with the challenges of managing large amounts of information, delivering consistent and well-executed communications, collaborating among large or geographically-dispersed teams and analyzing and reporting on the effectiveness of their PR. The objective for large organizations is typically to maximize effectiveness and ensure consistency of message, while delivering measurable results and improved efficiency.

Trends in business communications and the media are directly impacting the practice of PR. Technologies including the Internet, cable, satellite and wireless communications allow commercial and public media to access audiences almost instantaneously. In addition, these technologies are leading to a rapid expansion of media outlets, media channels and news sources including the rapid emergence of new social media channels such as blogs, podcasts and online communities. As a result, organizations now face broader and more diverse audiences who are informed in real-time by these media, and also face a growing volume of critical business information that needs to be identified, analyzed and managed. An organization can no longer rely on a few relationships with key journalists to achieve PR objectives. As these trends continue, it will be more challenging for organizations to provide a consistent corporate message, gain public support, respond to crisis situations and achieve their public relations goals.

Outside of traditional PR agencies, the public relations market is generally underserved, with few solutions to address the PR business process in a comprehensive, integrated and cost effective manner. A number of vendors offer one or more software products that each address a single problem or process within PR, such as contact management, news monitoring, distribution or analytics. Other than these discrete, stand-alone solutions, PR processes are generally performed by internal departments or designated staff either manually or with generic desktop software. In addition, while organizations may purchase a variety of these stand-alone products and services, the resulting combination is usually more expensive and less efficient than an integrated software suite that addresses the complete PR life-cycle.

Public Relations and the On-Demand Software Market

Information technology has created opportunities to deliver software applications directly to users over the Internet in a subscription-based, “on-demand” business model. This model is made possible by the proliferation of high-speed, broadband Internet connectivity, open standards for application integration and advances in network availability and security. On-demand software is delivered over the Internet via a secure, multi-tenant, scalable application and system architecture, which allows the provider to concurrently serve a large number of customers and to efficiently distribute the workload across a network of servers. For the user, on-demand software eliminates the need for expensive hardware, software and internal information technology, or IT, support. In addition, the hosted architecture helps ensure that the software and vendor-supplied content is kept current and secure without user involvement. Additional benefits include rapid deployment and training for new applications, resulting in faster product adoption and increased productivity. This typically results in a lower total cost of ownership and an increased return on investment. The on-demand model also provides operational efficiencies for the software provider in the areas of development and customer support. Traditional enterprise software vendors must develop, maintain and support multiple versions of their software on multiple hardware, operating system and database platforms. On-demand software vendors, by contrast, support and maintain a single version of software across all customers that is developed, maintained and supported on a single technology platform. This typically results in lower development and support costs, and allows the vendor to more rapidly develop and release new versions of the software and more efficiently support existing customers.

The characteristics of the PR market make it well-suited for the on-demand software business model. As news distribution and communication services continue to move from manual, paper-based systems to automated digital services, the Internet and the on-demand software model provide an efficient and collaborative platform for PR professionals to access, manage and share information and resources. The simple user interface and rapid deployment of web-based software make it ideally suited for users with little or no technology background. On-demand software provides a dedicated, modern and sophisticated technology infrastructure to PR departments that would otherwise typically receive limited internal IT resources. Finally, in contrast to sensitive customer or financial data, organizations are generally comfortable with PR content residing on an external hosted platform. Currently, the customer-specific information we store includes PR collateral pieces, notes regarding customers’ contacts with journalists and media outlets, journalist contact information and similar data. We protect our customers’ information by requiring the use of user identifications and passwords to access our on-demand software.

Our Solutions

We are a leading provider of on-demand software for public relations management. Our web-based software suite helps organizations of all sizes manage local and global relationships and communications with both the media and the public. Our integrated, on-demand software modules provide extensive features and broad functionality that address the critical functions of public relations including media relations, news distribution and news monitoring. Specific modules include contact management, collateral management, project management, newsrooms, PRWeb online newswire, email campaigns, analytics & measurement and news on-demand. By automating and integrating essential elements of PR operations, our solutions allow our customers to improve effectiveness, reduce costs and measure results. We deliver our solutions to customers through a suite of on-demand applications that reduces the cost and risk associated with traditional enterprise software deployments. We believe, based upon our market research and analysis, that the use of on-demand software helps customers reduce risk and increase the predictability of software management costs, as compared to traditional enterprise software.

As a part of our solution, we provide a proprietary information database of over 800,000 journalists, analysts, media outlets and publicity opportunities. Our database contains extensive information about the media, including in-depth journalist profiles, contact schedules, podcast interviews, pitching preferences and other relevant information compiled by our dedicated media research team. Our database is integrated with our suite of on-demand software modules that together enable our customers to address the communications life-cycle, from identifying key contacts, to distributing information, to closing the loop with digitized feedback and management analytics. We have developed significant domain expertise and have designed on-demand software solutions and best practices tailored specifically for public relations. As a result, our on-demand offerings meet the PR needs of a broad range of organizations regardless of their size, geography, industry or type.

Our comprehensive suite of integrated, on-demand software modules provides the following key benefits:

•	Improved effectiveness of public relations. Our on-demand software helps organizations maximize effectiveness through the automation and integration of disconnected processes. Our solutions help organizations manage large amounts of information, deliver consistent and well-executed communications, collaborate among large or geographically dispersed teams and analyze and report on the effectiveness of their PR.

•	Increased productivity of PR functions. Our on-demand software incorporates features and best practices that automate PR functions to reduce or eliminate manual, paper-based and discrete business activities. Our solutions allow customers to maximize the investment in their PR resources and often lead to a redeployment of PR professionals from repetitive, low-value tasks to high-value strategic initiatives. In addition, we provide capabilities that help our customers significantly reduce the time it takes to monitor, analyze and summarize large volumes of news and other information.

•	Enhanced collaboration. The growth of global brands and large or geographically dispersed PR teams has increased the need for organizations to quickly and easily share critical business information and plan well coordinated communications. Our web-based solution provides shared, real-time access to a central repository of information related to media contacts, relationship history, PR activities, news, documents and reporting. We believe that by improving the management, control, retention and sharing of this information, our solutions enable companies to deliver more effective and consistent communications.

•	Lower total cost of ownership. Our on-demand delivery model enables our customers to achieve significant savings relative to a traditional enterprise software model. Our customers do not spend time installing or maintaining the servers, network and storage equipment, security products, or other infrastructure hardware and software necessary to ensure a scalable and reliable service. In addition, because all upgrades are implemented on our servers they automatically become part of our offering, allowing customers to benefit from product enhancement immediately.

•	Rapid deployment and scalability. Our on-demand software can be deployed rapidly and provisioned easily, without our customers having to make large and risky upfront investments in software, hardware, implementation services and dedicated IT staff. The delivery platform for our software allows the solution to scale to suit customers’ needs. Additional users with defined privileges can be provisioned with minimal implementation time and new modules, such as analytics & measurement, can be deployed quickly and transparently to existing customers.

Our Strategy

Our objective is to be the global leader of on-demand software for public relations management. Key elements of our strategy include:

•	Maintain focus on our core market. We believe the public relations market represents a large and growing opportunity that will allow us to continue our growth for the foreseeable future. We expect that there will continue to be substantial business spending on the processes that our solutions automate, and that competition is fragmented and specialized. As a result, we believe that our focus on producing a suite of integrated applications for this market will allow us to capitalize on this opportunity.

•	Increase revenue from existing customers. We believe there is significant opportunity to expand our relationships with existing customers. We expect to continue to increase revenue by selling additional modules to existing customers and increasing the number of users per customer. The modular architecture of our solution is conducive to developing and deploying additional functionality. To date, we have expanded our original solution set to include contact management, collateral management, project management, newsrooms, PRWeb online newswire, email campaigns, analytics & measurement and news on-demand.

•	Expand direct and indirect distribution channels. We intend to expand our direct sales force and our indirect distribution channels to increase our coverage and penetration of the PR market. We believe there are opportunities to market and sell our solutions, through partnerships with select third parties, to reach certain market segments that would be more difficult or expensive to target with a direct sales force.

•	Expand international market penetration. We believe that the public relations market represents a significant global opportunity. We intend to expand our international distribution channels to increase our international business, which accounted for approximately 7% of our 2006 revenues. To suit individual markets, our software is currently available in five languages — English, French, Spanish, German and Italian. We expect to deploy our solution in additional languages in the future.

•	Selectively pursue strategic acquisitions. The fragmented nature of our market provides opportunities for selective acquisitions. We have acquired and integrated several private companies to date, and we intend to continue to identify and acquire companies which would either expand our solutions’ functionality, provide access to new customers or markets, or both.

Our Products

On-Demand Public Relations Management

Our integrated, on-demand software modules provide extensive features and broad functionality that address the critical functions of public relations. By automating and integrating essential elements of PR functions, our solutions help organizations manage large amounts of information, deliver consistent and well-executed communications, collaborate among large or geographically dispersed teams and analyze and report on the effectiveness of their public relations.

We deliver our solutions over the Internet using a secure, scalable application and system architecture, which allows our customers to eliminate expensive up-front hardware and software costs and to quickly deploy and adopt our on-demand software.

As a part of our solution, we provide a proprietary information database of over 800,000 journalists, analysts, media outlets and publicity opportunities. Our database contains extensive information about the media, including in-depth journalist profiles, contact schedules, podcast interviews, pitching preferences and other relevant information compiled by our dedicated media research team. Our database is integrated with our suite of on-demand software modules that together enable our customers to address the communications life-cycle, from identifying key contacts, to distributing information, to closing the loop with digitized feedback and management analytics. Our on-demand software for public relations management includes the following key modules:

•	Contact Management. Allows customers easy access to our database of journalists, media outlets and publicity opportunities. Customers can quickly create targeted lists, send messages by email, fax or mail and track meetings, telephone calls and other important activities.

•	Collateral Management. Provides a central and easily accessible repository in which to store all PR information that needs to be shared internally or externally throughout the organization. Can include documents or files of any type, such as media kits, photographs, videos, executive biographies, annual reports and other PR materials.

•	Project Management. Helps organize PR projects, including press releases, speaking engagements, or publicity events. A graphical dashboard shows the status of all open projects, allowing users to check milestones, reminders, allocated and used resources, team assignments and other tasks from the planning stage through execution and follow-up reporting.

•	Newsrooms. Provides journalists, analysts, public officials and other key audiences 24/7 access to an organization’s breaking news, press releases, digital collateral, grassroots advocacy tools and other critical public information. Matches the look and feel of the organization’s website and allows PR professionals to quickly and easily update content when and where they want, without the need for IT support.

•	PRWeb Online Newswire. Allows organizations to increase their online visibility by distributing their news directly to online news sites such as Google News and Yahoo! News and directly to the public through millions of daily RSS feeds and other social media tools. Optimizes press releases for search engines to ensure that press releases are prominently displayed on search results and drive traffic to an organization’s website.

•	Email Campaigns. Enables organizations to deliver interactive communications that provide online access to related collateral material and to track and measure response rates and other campaign metrics. Provides a simple process for delivering information to journalists, analysts, legislators and other key audiences. Also provides valuable metrics on campaign initiatives, including emails opened, documents downloaded and options selected.

•	Analytics & Measurement. Automatically transforms relevant data about news coverage, PR activities and online newsroom statistics into valuable insight about a PR department’s programs and results. Provides executive-level dashboards, allowing an organization’s senior management to better understand the impact of relevant news, monitor the competitive landscape and recognize trends emerging in the media.

•	News On-Demand. Continuously monitors over 25,000 news sources, including print, broadcast, Internet news sites and key blogs to identify and deliver relevant news coverage to customers based on their individual criteria. News clippings are stored in a searchable database, for easy viewing, printing and sharing.

Due to our flexible architecture and modular design, we are able to easily combine these functional capabilities into pre-packaged editions with optional add-on modules, to meet the needs of a wide range of organizations, regardless of their size or specific PR management objectives. Currently we offer our on-demand software suite in the following pre-packaged editions:

•	Public Relations Standard Edition. Designed primarily for small organizations and includes contact management and basic reporting capabilities.

•	Public Relations Professional Edition. Designed primarily to meet the needs of mid-sized and large organizations and provides contact management, news management and expanded reporting capabilities.

•	Public Relations Enterprise Edition. Provides increased flexibility and functionality typically required by large organizations. Enterprise Edition is our most fully featured edition and includes all of the functionality of the Professional Edition, along with project management, collateral management, comprehensive reporting and configuration capabilities.

•	Government Relations Edition. Designed to meet an organization’s government relations needs, including communications with public officials and grassroots advocates, compliance reporting and issues and legislation management.

Additional functional capabilities are offered through a variety of add-on modules which include newsrooms, PRWeb online newswire, email campaigns, analytics & measurement and news on-demand.

Technology, Development and Operations

Technology

We were an early pioneer in hosted, multi-tenant, on-demand software, launching our first version in 1999. Our on-demand software is built on a single code base that leverages a highly scalable, multi-tenant application written in Visual Basic and C# for the .NET framework. We use commercially available hardware and a combination of proprietary and commercially available software, including Microsoft SQL Server and Microsoft Windows. We have developed proprietary core services such as user session management and full text indexing that are tuned to our specific architecture and environment, allowing us to continually scale our service. We have a seamless environment, in which a user is not bound to a single server but can be routed in the most optimal way to any number of servers.

Our on-demand software treats all customers as logically separate tenants in central applications and databases. As a result, we are able to spread the cost of delivering our service across our user base. In addition, because we do not have to manage thousands of distinct applications with their own business logic and database schemas, we believe that we can scale our business faster than traditional software vendors, even those that have modified their products to be accessible over the Internet.

Every page of our on-demand software is dynamically rendered for each specific user, including a choice of five languages. Our customers access our solutions through any web browser without installing any software or downloading Java applets, Microsoft ActiveX, or .NET controls. Performance, functional depth and usability of our solutions drive our technology decisions and product direction.

Development

Our research and development efforts are focused on improving and enhancing our existing solutions as well as developing new features and functionality. Because of our common, multi-tenant architecture, we are able to provide all of our customers with a single version of our solutions, which allows us to maintain relatively low research and development expenses, as compared to traditional enterprise software business models which support multiple versions.

Site Operations

We serve all of our customers from two third-party facilities located in Virginia and Washington. These facilities provide security personnel, photo ID/access cards, biometric hand scanners and sophisticated fire systems. The overall security of each data center (inside and outside) and network operations center are monitored by digital video surveillance cameras 24 hours a day, seven days a week. Additionally, redundant electrical generators and environmental control devices are used to keep servers up and running. We own or lease and operate all of the hardware on which our applications run in the third-party facilities.

We continuously monitor the performance of our service. Our site operations team provides all system management, maintenance, monitoring and back-up. We use custom, proprietary tools as well as commercially available tools to monitor our solutions. We run tests in one minute intervals to ensure adequate response from all of our sites. We also monitor site availability and latency from over 15 geographic points around the world in five minute intervals.

To facilitate loss recovery, we operate a multi-tiered system configuration with load balanced web server pools, replicated database servers and fault tolerant storage devices. Databases are backed up every five minutes to a hot standby database and server, which are designed to provide near real-time fail-over service in the event of a malfunction with a primary database or server. Full backups of all databases take place nightly and are archived to tape. These tapes are rotated off-site two times per week to a separate facility managed by Iron Mountain. We also maintain a fully redundant site, located within our headquarters, which would serve as our primary site in the event that a disaster was to render one of the third-party sites inoperable.

Customer Support

We believe that superior customer support is critical to retaining and expanding our customer base. Our customer support group is responsible for new customer implementations, training and general help desk services, including identifying, analyzing and solving any problems or issues. Support services are available to customers on-site, by telephone, via email and via live chat over the Internet. We also offer basic and advanced training classes either on-site or via the Internet through live or pre-recorded web-based classes. In addition, we offer 24/7 editorial support to users of our online newswire. We also offer, for an additional charge, premium editorial services, such as editing and rewriting of press releases to help optimize distribution.

Customer support is available during standard business hours to customers that subscribe to our on-demand software. We also offer 24/7 support to subscription customers at an additional charge. We have support personnel in our London, England office to handle support requests from our international customers. Such support is available during standard international business hours.

Sales and Marketing

We sell our solutions through our direct sales organization, the Internet and third-party resellers. Our direct sales organization is separated into new sales and existing customer base sales groups. In our new sales group, we employ telesales personnel to make initial calls to potential customers and to qualify customer leads. We employ inside sales and field sales personnel to close sales with customers. Our existing customer base sales group focuses on renewing customer relationships and expanding those relationships by selling additional users and modules to our customers. We currently have regional field operations offices in Maryland, Virginia, California, London, England and Bangkok, Thailand as well as resellers in Spain, France, Italy and Asia. International revenue accounted for approximately 6% of our total revenue in 2005 and 7% in 2006; however, we expect international markets to provide increased opportunities for our solution offerings in the future.

We have relationships with several indirect channel distributors, which in the aggregate accounted for approximately 4% of our total revenue in 2006. Domestically, our indirect channel consists of a single relationship with a news distribution provider who resells our solutions primarily to small and medium sized businesses. In the future, we intend to establish additional strategic relationships with vertical market distribution partners and independent software vendor/original equipment manufacturing partners. In international markets where we do not have a direct selling presence, we rely on resellers to sell our solutions. This strategy is primarily employed in Western Europe and Asia. We intend to expand our partner channel in countries where we do not have a local presence.

Our marketing strategy is to generate qualified sales leads, build our brand and create market awareness of Vocus as a leading provider of on-demand software for public relations management. Our marketing programs include direct mail and email campaigns, using our website to provide product and company information, issuing press releases on a regular basis and launching events to publicize our solutions to existing customers and prospects. We also conduct seminars, participate in trade shows and industry conferences, host an annual user conference, publish white papers relating to PR issues and develop customer reference programs, such as customer case studies.

Our Customers

As of December 31, 2006, we had 1,727 active customers in various industries, including financial and insurance, technology, healthcare and pharmaceuticals and retail and consumer products, as well as government agencies, not-for-profit organizations and educational institutions. No single end-user customer accounted for more than 1% of our revenue in 2006.

Competition

The public relations market is fragmented, competitive and rapidly evolving, and there are limited barriers to entry to some segments of this market. Within this segmentation, vendors are offering solutions through either on-demand or traditional on-premise delivery methods. We expect to encounter new and evolving competition as this market consolidates and matures and as organizations become more aware of the advantages and efficiencies that can be attained from the use of specialized software and other technology solutions. Currently, we primarily face competition from four sources:

•	PR solution providers offering products specifically designed for PR;

•	generic desktop software and other commercially available software not specifically designed for PR;

•	outsourced PR service providers; and

•	custom-developed solutions.

We compete with PR solution providers such as Observer Group, BurrellesLuce, United Business Media and Factiva. These vendors typically provide one or more products that each address a single problem or process within PR. We believe we are able to compete successfully with these vendors due to our comprehensive and integrated offerings and our secure, scalable application and system architecture. In particular, we believe PR departments can, in general, more readily automate and integrate many manual, paper-based and discrete business activities with our on-demand software than with our competitors’ offerings, thereby improving effectiveness, increasing productivity and lowering total cost of ownership.

We compete with generic desktop software tools such as Microsoft Office or ACT, as well as other commercially available software solutions not specifically designed for PR. While these solutions have some application to PR, they typically lack the specialized content and specific workflow necessary to meet the complex needs of the PR market.

We also compete to a lesser extent with providers of outsourced PR services, including PR agencies and other outsourced service providers. While some customers consider outsourcing services and in-house software to be competing alternatives, many customers view these as being complementary options and will often use both. In those cases where customers wish to select a single option, we believe we compete successfully against outsourced service providers by providing an in-house, automated solution that offers customers a more cost-effective and timely approach to managing their PR efforts.

We compete with custom-developed solutions created either internally by the corporation or outside vendors. However, building a custom solution often requires extensive financial and technical resources that may not be available or cost-effective for the public relations department. In addition, in many cases the customer’s legacy database and software system were not designed to support the increasingly complex and dynamic needs of today’s PR department.

We believe the principal factors that generally determine a company’s competitive advantage in the public relations market include the following:

•	broad product functionality and depth of integration;

•	ease of use;

•	low total cost of ownership and easily demonstrable cost-effective benefits for customers;

•	flexibility and configurability to meet complex customer requirements;

•	rapid deployment and adoption;

•	speed, reliability and functionality;

•	system performance, security, scalability and reliability;

•	ease of integration with existing applications and data;

•	availability and quality of implementation, training and help-desk services; and

•	competitive sales and marketing capabilities.

Intellectual Property and Proprietary Content

We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We have no issued patents. We also enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties and control access to software, documentation and other proprietary information.

We pursue the registration of our trademarks in the United States and in other countries, although we have not secured registration of all of our marks. We have registered the marks Vocus and PRWeb in the United States, and have applications pending to register the mark Vocus in the European Union.

We currently license content included in our on-demand software from several providers pursuant to data reseller, data distribution and license agreements with these providers. These agreements provide us with content such as news coverage from print and Internet news sites, as well as contact information for journalists, analysts, public officials, media outlets and publicity opportunities. The licenses for this content are non-exclusive. The agreements vary in length from one to three years, and generally renew automatically subject to certain cancellation provisions available to the parties. Fees for the content provided are generally either fixed amounts per subscriber or based upon the number of concurrent users at a subscriber. Such fees are generally paid quarterly or monthly. During 2005, we developed our own content which has replaced a significant portion of our acquired third-party content. In August 2005, we began providing our internally-developed content to our customers and we ceased providing the replaced third-party content. We do not believe that any of our content providers are single source suppliers, the loss of whom would substantially affect our business.

If a claim is asserted that we have infringed the intellectual property of a third party, we may be required to seek licenses to that technology. In addition, we license third-party technologies that are incorporated into some elements of our services. Licenses from third parties may not continue to be available to us at a reasonable cost, or at all. Additionally, the steps we have taken to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary rights. Competitors may also independently develop technologies that are substantially equivalent or superior to the technologies we employ in our services.

Facilities

Our corporate headquarters, including our principal administrative, marketing, sales, technical support and research and development facilities, are located in Lanham, Maryland, where we lease approximately 38,800 square feet under two agreements that expire in 2008 and 2011. Our content research division is located in College Park, Maryland where we lease approximately 6,400 square feet of space under an agreement that expires in 2009. Operations related to our online press release distribution service are located in Ferndale, Washington where we lease approximately 6,300 square feet of space under two agreements that expire in 2008. We also currently occupy several domestic and international sales and service offices in Reston, Virginia, London, England, and Bangkok, Thailand, where we lease an aggregate of approximately 4,400 square feet under multiple leases, which have terms that expire at various times from September 2007 through July 2008.

We believe that our current facilities are suitable and adequate to meet our current needs, and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations.

Legal Proceedings

We are not currently subject to any material legal proceedings. From time to time, however, we are named as a defendant in legal actions arising from our normal business activities. Although we cannot accurately predict the amount of our liability, if any, that could arise with respect to legal actions currently pending against us, we do not expect that any such liability will have a material adverse effect on our financial position, operating results or cash flows.

We believe that we have obtained adequate insurance coverage or rights to indemnification, or where appropriate, have established reserves in connection with these legal proceedings.

Employees

As of December 31, 2006, we had 317 full-time and part-time employees. Our employees are not covered under any collective bargaining agreement, and we have never experienced a work stoppage. We believe we have good relations with our employees.

MANAGEMENT

Executive Officers, Key Employees and Directors

Our executive officers, key employees and directors and their respective ages and positions as of February 21, 2007 are as follows:

Name	Age	Position

Richard Rudman*	45	Chief Executive Officer, President and Chairman
Robert Lentz*	46	Chief Technology Officer and Director
Stephen Vintz*	38	Chief Financial Officer, Treasurer and Secretary
William Wagner*	39	Chief Marketing Officer
Norman Weissberg*	45	Vice President, North American Sales
William Donnelly	51	Senior Vice President, Corporate Development
Andrew Muir	51	Managing Director, Vocus International
Matthew Siegal	43	Vice President, Business Development
Darren Stewart	38	Vice President, Client Services
Michael Bronfein	51	Director
Kevin Burns	57	Director
Gary Golding	50	Director
Ronald Kaiser	53	Director
Richard Moore	57	Director

*	Denotes an executive officer

Richard Rudman co-founded Vocus and has served as our Chief Executive Officer, President and Chairman since 1992. From 1986 through 1992, Mr. Rudman served as a senior executive at Dataway Corporation, a software development company. From 1984 through 1986, Mr. Rudman served as an accountant and systems analyst at Barlow Corporation, a privately held real estate development and management company. From 1979 through 1983, Mr. Rudman served in the United States Air Force. Mr. Rudman also serves on the board of directors of Innovectra Corporation, a privately held technology company, and on the board of advisors of Avectra, a privately held technology company. Mr. Rudman holds a B.S. degree in accounting from the University of Maryland and is a Certified Public Accountant.

Robert Lentz co-founded Vocus and has served as our Chief Technology Officer since 1992. Mr. Lentz has been a member of our board of directors since 1992. Prior to joining Vocus, Mr. Lentz served as President of Dataway Corporation, a software development company. Mr. Lentz also serves on the board of directors of Savo, a privately held technology company.

Stephen Vintz has served as our Chief Financial Officer and Treasurer since January 2001. From November 1996 to January 2001, Mr. Vintz was Vice President of Strategic Planning and Analysis at Snyder Communications, Inc., a marketing services company. Prior to November 1996, Mr. Vintz was a manager at Ernst & Young LLP. Mr. Vintz holds a B.B.A. degree in accounting from Loyola College of Maryland and is a Certified Public Accountant.

William Wagner has served as our Chief Marketing Officer since July 2006. From January 2000 to June 2006, Mr. Wagner served as Chief Marketing Officer at Fiberlink Communications, a global provider of security and mobility software. From 1989 to 2000, Mr. Wagner held various sales and marketing positions at AT&T. Mr. Wagner serves on the board of directors of M5 Networks, a privately held company, and the C. David Evans Foundation, a not-for-profit organization. Mr. Wagner holds a B.A. degree in history from Lafayette College and an M.B.A. degree from the University of Pennsylvania.

Norman Weissberg has served as our Vice President, North American Sales since June 2006. From August 1998 until June 2006, he was our Vice President, Account Sales. From March 1997 to August 1998, Mr. Weissberg was

a Major Accounts Manager at Xerox Corporation. Mr. Weissberg holds a B.S. degree in business from the University of Maryland.

William Donnelly has served as our Senior Vice President, Corporate Development since June 2006. From April 2002 through June 2006 he was our Vice President, Sales. From August 2000 to April 2002, Mr. Donnelly served as Vice President, Sales and Customer Care for Careerbuilder, Inc., a provider of web-based human resources solutions. From April 1995 through April 2000, Mr. Donnelly served as Vice President, Sales and Business Development at Best Software, Inc., a software company. Mr. Donnelly also serves on the board of directors of Regent Education, Inc., a privately held corporation. Mr. Donnelly holds a B.S. degree in business administration and communications from Ramapo College of New Jersey and an M.B.A. degree from George Washington University.

Andrew Muir has served as Managing Director, Vocus International, since January 2003 (from January 2003 to April 2004, in a consulting capacity). From January 2002 to December 2002, Mr. Muir was self-employed as a consultant. From August 1999 to December 2001, Mr. Muir served as Managing Director of Cyveillance International (UK) Ltd. Mr. Muir also serves on the board of directors of Highgate Associates and Derringtons Ltd. Mr. Muir holds an H.N.D. degree in computer science from Coventry University (Lanchester Polytechnic).

Matthew Siegal has served as our Vice President, Business Development since June 2006. From January 2003 until June 2006, he was our Vice President, Corporate Development. Mr. Siegal co-founded Public Affairs Technologies, Inc. in 1992 and served as its President and Chief Executive Officer until its acquisition by Vocus in January 2003.

Darren Stewart has served as our Vice President, Client Services since February 1996. From January 1994 through February 1996, Mr. Stewart worked for Information Systems Group, a software consulting company. From September 1992 through January 1994, Mr. Stewart was Manager of Customer Service for Job Files Corporation, a privately held HR software and services company. Mr. Stewart holds a B.S. degree in business administration and finance from the University of Colorado.

Michael Bronfein has been a member of our Board of Directors since June 2001. Mr. Bronfein has been a managing partner of Sterling Venture Partners, a private equity investor, since 1999. Mr. Bronfein co-founded NeighborCare, a provider of pharmacy services to the long-term care marketplace, in 1980 and served as its Chairman and Chief Executive Officer until 1999. Mr. Bronfein also serves on the boards of directors of several privately held companies. Mr. Bronfein holds a B.S. degree in accounting from the University of Baltimore and is a Certified Public Accountant.

Kevin Burns has been a member of our Board of Directors since October 2000. Mr. Burns has been a managing principal of Lazard Technology Partners, a venture capital firm, since March 1998. Mr. Burns founded Intersolv, Inc. (formerly Sage Software), a software company, in 1982 and served as its President and Chief Executive Officer until 1997. Mr. Burns also serves on the board of directors of several privately held companies. Mr. Burns holds a B.S. degree in finance from Ohio State University and an M.B.A. in finance from the University of Colorado.

Gary Golding has been a member of our Board of Directors since January 2000. Mr. Golding has been a general partner with Edison Venture Fund, a venture capital fund, since November 1997. Mr. Golding also serves on the boards of directors of several privately held companies. Mr. Golding holds a B.A. degree in management from Boston College and a Masters degree in Urban and Regional Planning from the University of Pittsburgh.

Ronald Kaiser has been a member of our Board of Directors since January 2005. Mr. Kaiser has served as the Chief Financial Officer for Sucampo Pharmaceuticals, Inc., a pharmaceutical research and development company, since January 2007. From March 2005 through December 2006, Mr. Kaiser served as Chief Financial officer of PharmAthene, Inc., a bio-defense company. From February 2003 to March 2005, Mr. Kaiser served as Chief Financial Officer, Treasurer and Secretary of Air Cargo, Inc., a freight logistics and bill processing provider. In December 2004, Air Cargo filed a voluntary petition for bankruptcy under Chapter 11 of the United States Bankruptcy Code with the United States Bankruptcy Court. From June 2002 to January 2003, Mr. Kaiser was self-employed. From May 1998 to June 2002, Mr. Kaiser served as Chief Financial Officer, Treasurer and Secretary of OTG Software, Inc., a storage software development, manufacturing, sales and distribution company. Mr. Kaiser has also served as a member of the board of directors of OPNET Technologies, Inc., a public company, since October 2003 and as a managing director of the Chesapeake Innovation Center, a Maryland incubator, since September 2003. Mr. Kaiser holds B.A. degrees in accounting and in multidisciplinary-prelaw from Michigan State University.

Richard Moore has been a member of our Board of Directors since January 2000. Mr. Moore has been an independent consultant since February 2006. From November 2003 to November 2005, Mr. Moore served as Vice President, Marketing and Vice President, Worldwide Sales for BNX Systems, Inc., a software provider. From March 1999 to November 2003, Mr. Moore was Chief Marketing Officer, Office of the President of Cyveillance, Inc., a software service provider for online risk monitoring and management. Mr. Moore also serves on the board of Inserso Corporation, a private application development services company, and the board of advisors for Noxilizer, Inc., a private biotech firm. Mr. Moore holds a B.A. degree in communications from the University of Maryland.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table provides information concerning beneficial ownership of our common stock as of February 23, 2007, by:

•	each stockholder, or group of affiliated stockholders, that we know owns more than 5% of our outstanding common stock;

•	each of our executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each of the other selling stockholders.

The following table lists the number of shares and percentage of shares beneficially owned based on 16,025,040 shares of common stock outstanding as of February 23, 2007. The table also lists the applicable percentage beneficial ownership based on 17,325,040 shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters’ over-allotment option to purchase up to an aggregate of           shares of common stock from the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days of February 23, 2007, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Unless otherwise indicated, the principal address of each of the persons below is c/o Vocus, Inc., 4296 Forbes Boulevard, Lanham, Maryland 20706.

	Prior to the Offering			After the Offering
	Number of	Percentage	Number of	Number of	Percentage
	Shares	of	Shares	Shares	of
	Beneficially	Outstanding	Offered	Beneficially	Outstanding
	Owned	Shares	Hereby	Owned	Shares

Executive Officers and Directors
Richard Rudman(1)(2)	1,560,393	9.6%	312,000	1,248,393	7.1%
Robert Lentz(1)(3)	1,223,243	7.6%	245,000	978,243	5.6%
Stephen Vintz(4)	122,504	*
William Wagner	—	*
Norman Weissberg(5)	73,563	*
Michael Bronfein(6)(14)	713,750	4.5%
Kevin Burns(7)(13)	1,641,291	10.1%
Gary Golding(8)(12)	863,457	5.4%
Ronald Kaiser(9)	31,863	*
Richard Moore(10)	47,800	*
All executive officers and directors as a group (10 persons)	6,277,864	37.8%
Other 5% Stockholders
Arbor Capital Management, LLC(11)	1,419,200	8.9%
Edison Venture Fund IV, L.P.(1)(12)	853,636	5.3%
Lazard Alternative Investments LLC as nominee for Lazard Technology Partners(1)(13)	1,630,050	10.0%
Other Selling Stockholders
Sterling Venture Partners, LP(1)(14)	703,036	4.4%

*	Less than 1% of the outstanding shares of common stock

(1)	If the underwriters exercise their over-allotment in full, the following stockholders will sell the following additional shares:

Richard Rudman	88,000
Robert Lentz	155,000
Edison Venture Fund IV, L.P.
Lazard Alternative Investments LLC as nominee for Lazard Technology Partners
Sterling Venture Partners, LP

(2)	Includes 158,750 shares issuable upon the exercise of options that are exercisable within 60 days of February 23, 2007.

(3)	Includes 40,000 shares issuable upon the exercise of options that are exercisable within 60 days of February 23, 2007.

(4)	Includes 101,504 shares issuable upon the exercise of options that are exercisable within 60 days of February 23, 2007.

(5)	Includes 23,563 shares issuable upon the exercise of options that are exercisable within 60 days of February 23, 2007.

(6)	Includes 8,666 shares issuable upon the exercise of options that are exercisable within 60 days of February 23, 2007.

(7)	Includes 1,999 shares issuable upon the exercise of options that are exercisable within 60 days of February 23, 2007.

(8)	Includes 8,666 shares issuable upon the exercise of options that are exercisable within 60 days of February 23, 2007.

(9)	Includes 28,666 shares issuable upon the exercise of options that are exercisable within 60 days of February 23, 2007.

(10)	Includes 6,000 shares issuable upon the exercise of options that are exercisable within 60 days of February 23, 2007.

(11)	Based on information contained in a Schedule 13G filed by Arbor Capital Management, LLC and Rick D. Leggott on February 2, 2007, Arbor Capital Management, LLC and Mr. Leggott have sole power to vote or to direct the vote of 1,419,200 of the shares of our common stock and sole power to dispose or direct the disposition of 1,419,200 of the share of our common stock. Pursuant to the Schedule 13G, Mr. Leggott is the Chief Executive Officer of Arbor Capital Management, LLC, beneficially owns a controlling percentage of its outstanding voting securities, and may be deemed to have voting and/or investment power with respect to these shares. The beneficial owner’s address is One Financial Plaza, 120 South Sixth Street, Suite 1000, Minneapolis, Minnesota 55402.

(12)	Consists of 853,636 shares held by Edison Venture Fund IV, L.P. Mr. Golding, one of our directors, is a partner of Edison Partners IV, L.P., the general partner of Edison Venture Fund IV, L.P. Mr. Golding disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Golding shares voting and dispositive authority over the shares held by Edison Venture Fund IV, L.P. with John Martinson, Joe Allegra and Ross Martinson, each a partner of Edison Partners IV, L.P. The principal address of Edison Venture Fund IV, L.P. is 1009 Lenox Drive #4, Lawrenceville, NJ 08648.

(13)	Consists of 1,404,530 shares and 225,520 shares issuable upon the exercise of warrants that may be exercised at any time held by Lazard Technology Partners II LP. Lazard Alternative Investments LLC is the nominee for Lazard Technology Partners II LP. Mr. Burns, one of our directors, is a managing principal of LTP II GenPar LLC, the general partner of LTP II LP, which is the general partner of Lazard Technology Partners II LP and Lazard Alternative Investments LLC, nominee for Lazard Technology Partners II LP. Mr. Burns disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Burns shares voting and dispositive authority over the shares held by Lazard Technology Partners II LP with Russell E. Planitzer, a managing principal of LTP II GenPar LLC, and Manu S. Rana, a principal of LTP II GenPar LLC. The principal address of Lazard Technology Partners II LP is 5335 Wisconsin Avenue, N.W., Suite 410, Washington, DC 20015.

(14)	Consists of 703,036 shares held by Sterling Venture Partners, LP. Mr. Bronfein, one of our directors, is a managing member of Sterling Venture Partners, LLC, the general partner of Sterling Venture Partners, LP. Mr. Bronfein disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Bronfein shares voting and dispositive authority over the shares held by Sterling Venture Partners, LP with Eric Becker, a managing member of Sterling Venture Partners, LLC, and Daniel Rosenberg, a member of Sterling Venture Partners, LLC. The principal address of Sterling Venture Partners, LP is 6225 Smith Avenue, Suite 210, Baltimore, MD 21209.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock set forth opposite their respective names below:

Number of
Underwriters	Shares

Thomas Weisel Partners LLC
RBC Capital Markets Corporation
Wachovia Capital Markets, LLC
William Blair & Company, L.L.C.
Canaccord Adams Inc.
Pacific Crest Securities Inc.

Total

Of the           shares to be purchased by the underwriters 1,300,000 shares will be purchased from us and           will be purchased from the selling stockholders.

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

The underwriting agreement provides that we and the selling stockholders will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about          , 2007.

Over-Allotment Option

The selling stockholders have granted a 30-day over-allotment option to the underwriters to purchase up to a total of           additional shares of our common stock from the selling stockholders at the public offering price, less the underwriting discount payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Commissions and Discounts

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $      per share of common stock to other dealers specified in a master agreement among underwriters who are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $      per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us and the selling stockholders:

Total
		Without	With
	Per Share	Over-Allotment	Over-Allotment

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

Indemnification of Underwriters

We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

The underwriters will require all of our directors, officers and the selling stockholders to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock, except for the shares of common stock offered in this offering, without the prior written consent of Thomas Weisel Partners LLC for a period of 90 days after the date of this prospectus. Notwithstanding the foregoing, if (a) during the last 17 days of this 90-day period, we release earnings results or announce material news or a material event or (b) prior to the expiration of this 90-day period, we announce that we will release earnings results during the 15-day period following the last day of the 90-day period, then in either case the above restrictions will continue to apply until 18 days after the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless Thomas Weisel Partners LLC waives, in writing, such extension.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the transfer of shares of common stock by gift;

•	the transfer of shares of any trust for the stockholder’s direct or indirect benefit or a member of the immediate family of the stockholder; and

•	the distribution of shares of common stock by an entity to one of its wholly-owned subsidiaries;

provided that each donee or transferee agrees to be subject to the restrictions described in the immediately preceding paragraph.

We have agreed that for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any shares of common stock, except for:

•	the shares of common stock offered in this offering;

•	the shares of common stock issuable upon exercise of outstanding options or warrants on the date of this prospectus;

•	the shares of our common stock that are issued under our stock option plans; and

•	the issuance by us of shares of our common stock having a value of up to $10 million, pursuant to an acquisition or merger transaction.

NASDAQ Global Market Listing

Our common stock is quoted on the NASDAQ Global Market under the symbol “VOCS.”

Discretionary Accounts

The underwriters do not expect sales of shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority to exceed five percent of the shares offered.

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short sales.  Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions.  The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids.  If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the NASDAQ Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Other Relationships

Wachovia Investors, Inc. an affiliate of Wachovia Capital Markets, LLC, has invested $5,000,000, or approximately 7.6%, in Edison Venture Fund IV, LP, which in turn is the holder of approximately 5.3% of the outstanding shares of our common stock immediately prior to the offering.

LEGAL MATTERS

Greenberg Traurig, LLP, McLean, Virginia, has provided us an opinion relating to the validity of the common stock issued in this offering. Legal matters will be passed upon for the underwriters by Andrews Kurth LLP, Washington, D.C.

EXPERTS

The consolidated financial statements of Vocus, Inc. and subsidiaries as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, appearing in this prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered accounting firm, as set forth in their report thereon appearing elsewhere herein. The consolidated financial statements and schedule of Vocus, Inc. and subsidiaries appearing in Vocus Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2006, and Vocus, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are either included herein or incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements of PRWeb International, Inc. appearing in Vocus Inc.’s Current Report (Form 8-K/A) dated August 4, 2006, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. We have also filed with the SEC a registration statement on Form S-3 to register the securities being offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect us and the common stock, reference is made to the registration statement and the exhibits and schedules thereto. You may read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our SEC filings are also available to the public from the Commission’s web site at www.sec.gov. We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information are available for inspection and copying at the Commission’s public reference room and the web site of the Commission referred to above.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we may disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering is complete:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

•	Definitive Proxy Statement on Schedule 14A for our annual meeting of stockholders held on June 9, 2006, filed on April 27, 2006;

•	Current Reports on Form 8-K filed with the SEC on February 5, 2007 and February 6, 2007;

•	Amendment No. 1 to the Current Report on Form 8-K filed with the SEC on October 20, 2006; and

•	The description of our common stock that is contained in the Registration Statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act of 1934 that became effective on December 5, 2005, including any amendments or reports filed for the purpose of updating such description.

We will provide to each person who so requests, including any beneficial owner to whom a prospectus is delivered, a copy of these filings excluding exhibits except to the extent such exhibits are specifically incorporated by reference. You may request a copy of these filings, at no cost, by writing us at Vocus, Inc., 4296 Forbes Boulevard, Lanham, Maryland 20706 or telephoning us at (301) 459-2590.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making any offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or any prospectus supplement is accurate as of any date other than the date of the front of those documents.

Vocus, Inc. and Subsidiaries

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Vocus, Inc.

We have audited the accompanying consolidated balance sheets of Vocus, Inc. and subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vocus, Inc. and subsidiaries at December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 2 and 11 to the consolidated financial statements, in 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment. Also, as discussed in Note 2 to the consolidated financial statements, in 2006, the Company adopted the provisions of U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, pursuant to which the Company recorded a cumulative adjustment to retained earnings as of January 1, 2006 to correct a prior period error related to deferred revenue.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Vocus, Inc.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Baltimore, Maryland
March 1, 2007

Vocus, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31,
	2005	2006
	(Dollars in thousands, except per share data)

ASSETS
Current assets:
Cash and cash equivalents	$40,027	$26,506
Short-term investments	1,400	3,357
Accounts receivable, net of allowance for doubtful accounts of $193 and $280 at December 31, 2005 and 2006, respectively	6,012	10,139
Prepaid royalty fees	493	415
Other current assets	695	731

Total current assets	48,627	41,148
Property, equipment and software, net	4,161	4,359
Intangible assets:
Customer relationships, net	2,217	4,115
Trade name, net	—	3,717
Agreements not-to-compete, net	8	3,587
Purchased technology, net	294	191

Total intangible assets, net	2,519	11,610
Goodwill	—	17,112
Other assets	529	541

Total assets	$55,836	$74,770

LIABILITIES, REDEEMABLE STOCK, AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$268	$1,459
Accrued compensation	1,451	2,054
Accrued expenses	1,333	2,587
Current portion of notes payable and capital lease obligations	642	427
Current portion of deferred revenue	20,018	26,100

Total current liabilities	23,712	32,627
Notes payable and capital lease obligations, net of current portion	765	335
Deferred income taxes	—	185
Other liabilities	105	85
Deferred revenue, net of current portion	678	531

Total liabilities	25,260	33,763
Commitments and contingencies
Redeemable common stock, $.01 par value, 29,128 and 5,000 shares issued and outstanding at December 31, 2005 and 2006, respectively	189	33
Stockholders’ equity:
Preferred stock, $.01 par value, 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value, 90,000,000 shares authorized, 15,805,018 and 16,993,515 shares issued at December 31, 2005 and 2006, respectively; 14,794,241 and 15,982,738 shares outstanding at December 31, 2005 and 2006, respectively	158	170
Additional paid-in capital	70,470	80,526
Treasury stock, 1,010,777 shares at December 31, 2005 and 2006, at cost	(3,283)	(3,283)
Deferred compensation	(19)	—
Accumulated other comprehensive income (loss)	52	(48)
Accumulated deficit	(36,991)	(36,391)

Total stockholders’ equity	30,387	40,974

Total liabilities, redeemable stock, and stockholders’ equity	$55,836	$74,770

See accompanying notes.

Vocus, Inc. and Subsidiaries

Consolidated Statements of Operations

	Year Ended December 31,
	2004	2005	2006
	(Dollars in thousands, except per share data)

Revenues	$20,393	$28,062	$40,328
Cost of revenues, including amortization expense of $397, $402, and $344 for the years ended December 31, 2004, 2005, and 2006, respectively	4,368	6,537	8,293
Accelerated amortization of prepaid royalty fees and contract termination costs	—	1,399	—

Gross profit	16,025	20,126	32,035
Operating expenses:
Sales and marketing	11,708	14,837	18,912
Research and development	2,064	2,515	2,896
General and administrative	3,942	6,051	9,626
Amortization of intangible assets	976	1,605	1,705

Total operating expenses	18,690	25,008	33,139
Loss from operations	(2,665)	(4,882)	(1,104)
Other income (expense):
Interest and other income	99	177	1,819
Interest expense	(35)	(359)	(88)

Total other income (expense)	64	(182)	1,731

Income (loss) before income taxes	(2,601)	(5,064)	627
Provision for income taxes	—	—	185

Net income (loss)	(2,601)	(5,064)	442
Accretion of preferred stock	(1,582)	(1,900)	—

Net income (loss) attributable to common stockholders	$(4,183)	$(6,964)	$442

Net income (loss) attributable to common stockholders per share:
Basic	$(1.04)	$(1.43)	$0.03
Diluted	$(1.04)	$(1.43)	$0.03
Weighted average shares outstanding used in computing per share amounts:
Basic	4,032,572	4,867,710	15,367,851
Diluted	4,032,572	4,867,710	16,339,254

See accompanying notes.

Vocus, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

						Accumulated		Total
			Additional			Other		Stockholders’
	Common Stock		Paid-In	Treasury	Deferred	Comprehensive	Accumulated	Equity
	Shares	Amount	Capital	Stock	Compensation	Income (Loss)	Deficit	(Deficit)
	(Dollars in thousands, except per share data)

Balance at December 31, 2003	4,621,497	$46	$—	$(1,520)	$—	$—	$(26,753)	$(28,227)
Issuance of common stock in connection with acquisition	29,128	1	138	—	—	—	—	139
Issuance of warrants	—	—	398	—	—	—	—	398
Exercise of stock options	42,705	—	92	—	—	—	—	92
Deferred compensation related to stock option grants	—	—	50	—	(50)	—	—	—
Amortization of deferred compensation	—	—	—	—	16	—	—	16
Accretion of preferred stock	—	—	(678)	—	—	—	(904)	(1,582)
Comprehensive loss:
Foreign currency translation	—	—	—	—	—	27	—	27
Net loss	—	—	—	—	—	—	(2,601)	(2,601)

Total comprehensive loss								(2,574)

Balance at December 31, 2004	4,693,330	47	—	(1,520)	(34)	27	(30,258)	(31,738)
Exercise of stock options	285,020	3	238	—	—	—	—	241
Deferred compensation related to stock-option grants	—	—	—	—	1	—	(1)	—
Amortization of deferred compensation	—	—	—	—	14	—	—	14
Repurchase of 392,731 shares of common stock	—	—	—	(1,763)	—	—	—	(1,763)
Accretion of preferred stock	—	—	(238)	—	—	—	(1,662)	(1,900)
Accretion of redeemable common stock	—	—	—	—	—	—	(6)	(6)
Initial public offering, net of offering costs	5,000,000	50	39,971	—	—	—	—	40,021
Conversion of preferred stock	5,826,668	58	30,489	—	—	—	—	30,547
Issuance of stock options to non-employee	—	—	10	—	—	—	—	10
Comprehensive loss:
Foreign currency translation	—	—	—	—	—	25	—	25
Net loss	—	—	—	—	—	—	(5,064)	(5,064)

Total comprehensive loss								(5,039)

Balance at December 31, 2005	15,805,018	158	70,470	(3,283)	(19)	52	(36,991)	30,387
Cumulative effect of the adoption of SAB No. 108	—	—	—	—	—	—	158	158
Reclassification of deferred compensation upon adoption of SFAS No. 123R	—	—	(19)	—	19	—	—	—
Initial public offering costs	—	—	(48)	—	—	—	—	(48)
Exercise of stock options and warrants	664,483	7	893	—	—	—	—	900
Issuance of common stock in connection with acquisition	494,543	5	7,200	—	—	—	—	7,205
Stock-based compensation	5,343	—	1,874	—	—	—	—	1,874
Forfeiture of common stock redemption right	24,128	—	161	—	—	—	—	161
Accretion of redeemable common stock	—	—	(5)	—	—	—	—	(5)
Comprehensive income:
Foreign currency translation	—	—	—	—	—	(104)	—	(104)
Unrealized net gain on available for sale securities	—	—	—	—	—	4	—	4
Net income	—	—	—	—	—	—	442	442

Total comprehensive income								342

Balance at December 31, 2006	16,993,515	$170	$80,526	$(3,283)	$—	$(48)	$(36,391)	$40,974

See accompanying notes.

Vocus, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2004	2005	2006
	(Dollars in thousands)

Cash flows from operating activities
Net income (loss)	$(2,601)	$(5,064)	$442
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property, equipment and software	397	784	1,171
Amortization of intangible assets	1,373	2,007	2,049
Loss on disposal of assets	5	—	7
Impairment of long lived assets	—	—	28
Stock-based compensation	16	1,030	1,874
Provision for doubtful accounts	(54)	51	182
Deferred income taxes	—	—	185
Gain on extinguishment of debt	—	—	(128)
Changes in operating assets and liabilities:
Accounts receivable	(343)	(1,691)	(4,250)
Prepaid royalty fees	(575)	660	78
Other current assets	(210)	(462)	17
Other assets	(165)	7	(58)
Accounts payable	196	(214)	1,180
Accrued compensation	427	53	568
Accrued expenses	321	(144)	1,167
Deferred revenue	3,265	4,701	5,900
Other liabilities	15	18	—

Net cash provided by operating activities	2,067	1,736	10,412
Cash flows from investing activities
Cash paid for acquisitions	(2,613)	—	(21,264)
Purchases of property and equipment	(417)	(1,391)	(790)
Software development and information database costs	(312)	(2,241)	(217)
Purchases of short-term investments	—	(1,400)	(5,475)
Sales of short-term investments	—	—	2,401
Maturities of short-term investments	—	—	1,121

Net cash used in investing activities	(3,342)	(5,032)	(24,224)
Cash flows from financing activities
Proceeds from issuance of redeemable convertible preferred stock and warrants, net of offering costs	4,975	—	—
Proceeds from initial public offering, net of offering costs	—	40,021	(48)
Repurchase of common stock	—	(2,769)	—
Proceeds from exercise of stock options and warrants	92	241	900
Proceeds from borrowings under revolving line of credit	2,389	4,416	—
Payments under revolving line of credit	—	(6,805)	—
Proceeds from notes payable	95	972	235
Payments on notes payable and capital lease obligations	(238)	(284)	(825)
Deferred financing costs	(72)	—	—

Net cash provided by financing activities	7,241	35,792	262
Effect of exchange rate changes on cash and cash equivalents	15	(23)	29

Net increase (decrease) in cash and cash equivalents	5,981	32,473	(13,521)
Cash and cash equivalents at beginning of year	1,573	7,554	40,027

Cash and cash equivalents at end of year	$7,554	$40,027	$26,506

Supplemental disclosure of cash flow information:
Cash paid for interest	$24	$288	$67
Supplemental disclosure of non-cash investing and financing activities:
Assets acquired under capital leases	$16	$107	$45
Conversion of redeemable preferred stock into common stock	$—	$30,547	$—
Forfeiture of common stock redemption right	$—	$—	$161
Issuance of common stock in connection with acquisition	$—	$—	$7,205

See accompanying notes.

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.	Business Description

Organization and Description of Business

Vocus, Inc. (Vocus or the Company) is a leading provider of on-demand software for public relations management. The Company’s on-demand software addresses the critical functions of public relations including media relations, news distribution and news monitoring. The Company is headquartered in Lanham, Maryland with sales and other offices in Virginia, Maryland, California, Washington, London, England and Bangkok, Thailand.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Vocus, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

Short-term Investments

Management determines the appropriate classification of short-term investments at the time of purchase and evaluates such determination as of each balance sheet date. Available-for-sale securities are stated at fair value based on quoted market prices. Realized gains and losses are included in income based on the specific identification method. Net unrealized gains and losses on available-for-sale securities are reported as a component of other comprehensive income (loss), net of tax. As of December 31, 2006, the net unrealized gains on available-for-sale securities were not material. The Company owns no investments that are considered to be trading or held-to-maturity securities.

The Company regularly monitors and evaluates the fair value of its investments to identify other than temporary declines in value. Management believes no such declines in value exist at December 31, 2006.

Allowance for Doubtful Accounts

Estimates are used to determine the amount of the allowance for doubtful accounts necessary to reduce accounts receivable to the estimated net realizable value. These estimates are made by analyzing the status of significant past-due receivables and by establishing general provisions for estimated losses by analyzing current and historical bad debt trends. Actual collection experience has not varied significantly from estimates. Receivables that are ultimately deemed uncollectible are charged off as a reduction of receivables and the allowance for doubtful accounts. Accounts receivable balances are not collateralized.

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Software Development and Information Database Costs

The Company incurs software development costs related to its on-demand software developed for subscription services and for management information systems. Costs are incurred in three stages of development: the preliminary project stage, the application development stage and the post-implementation stage. Costs incurred during the preliminary project stage and the post-implementation stages are expensed as incurred. Certain qualifying costs incurred during the application development stage are capitalized. These costs generally consist of internal labor for configuration, coding and testing activities. Capitalization begins when the preliminary project stage is complete, management with the relevant authority authorizes and commits to the funding of the software project, and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization ceases when the software is made available to public. These costs are amortized using the straight-line method over the estimated useful life of the software, generally two years. All other development costs are expensed as incurred.

The Company also capitalized the costs to acquire and develop its proprietary information database. These costs are amortized using the straight-line method over the estimated useful life of thirteen years. Costs to maintain and update the information database are expensed as cost of revenues as incurred.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally two to five years. Assets acquired under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. Amortization of assets acquired under capital leases is included in depreciation expense. Repairs and maintenance costs are charged to expense as incurred. When assets are retired or otherwise disposed of, the asset and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recorded in income.

Business Combinations and Intangible Assets

The Company accounts for business combinations in accordance with Statement of Financial Accounting Standard No. 141, Business Combinations (SFAS No. 141). SFAS No. 141 requires business combinations to be accounted for using the purchase method of accounting and includes specific criteria for recording intangible assets separate from goodwill. Goodwill represents the excess of the cost of an acquired entity over the net fair value of the identifiable assets acquired and liabilities assumed. Results of operations of acquired businesses are included in the financial statements from the date of acquisition.

Intangible assets consist of customer relationships, a trade name, agreements not-to-compete and technology acquired in business combinations. Intangible assets are amortized using the straight-line method or an accelerated basis over their estimated useful lives ranging from two to seven years.

Goodwill

In accordance with Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), the Company does not amortize goodwill, but instead tests goodwill for impairment at least annually in accordance with SFAS No. 142. The Company tests for impairment annually on November 1, or whenever events or changes in circumstances indicate that impairment may have occurred. The Company conducted the annual impairment test as of November 1, 2006 with no resulting impairment.

The Company evaluates goodwill impairment at a level below the operating segment level, referred to as the reporting unit. The only reporting unit of the Company with goodwill is the PRWeb unit (see Note 4). If the carrying amount of the reporting unit is greater than the fair value, goodwill impairment may be present. The Company measures the goodwill impairment, if any, based upon the fair value of the underlying assets and

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

liabilities of the reporting unit, including any unrecognized intangible assets, and estimates the implied fair value of goodwill. An impairment charge is recognized to the extent the recorded goodwill exceeds the implied fair value of goodwill.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144), long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the estimated fair value of the assets. Total impairment charges for long-lived assets for the year ended December 31, 2006 were $28,000.

Redeemable Stock

The Company accounts for stock subject to provisions for redemption outside of its control as mezzanine equity. These securities are recorded at fair value at the date of issuance and are accreted to the redemption amount at each balance sheet date. The resulting increases in the carrying amount of the redeemable stock are reflected through decreases in additional paid-in capital or, in the absence of additional paid-in capital, through accumulated deficit.

Foreign Currency and Operations

The functional currency for the Company’s foreign subsidiary is the British pound. The translation of the subsidiary’s financial statements into U.S. dollars is performed for assets and liabilities using exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during the period. The resulting translation adjustments are recognized in accumulated other comprehensive income (loss), a separate component of stockholders’ equity. Realized foreign currency transaction gains and losses are included in other income (expense) in the consolidated statements of operations.

Comprehensive Income (Loss)

Comprehensive income (loss) includes the Company’s net income (loss) as well as other changes in stockholders’ equity that result from transactions and economic events other than those with stockholders. Other comprehensive income (loss) includes foreign currency translation adjustments and unrealized gains and losses on short-term investments classified as available-for-sale securities.

Revenue Recognition

The Company derives its revenues principally from subscription arrangements permitting customers to access and utilize the Company’s on-demand software and from providing related professional services. The Company recognizes revenue when there is persuasive evidence of an arrangement, the service has been provided to the customer, the collection of the fee is probable and the amount of the fees to be paid by the customer is fixed or determinable.

Subscription agreements generally contain multiple service elements and deliverables. These elements include access to the Company’s on-demand software and often specify initial services including implementation and training. Subscription agreements do not provide customers the right to take possession of the software at any time.

The Company considers all elements in its multiple element subscription arrangements as a single unit of accounting and recognizes all associated fees over the subscription period. In applying the guidance in Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21), the Company

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

determined that it does not have objective and reliable evidence of the fair value of the subscription fees after delivery of specified initial services. The Company therefore accounts for its subscription arrangements and its related service fees as a single unit of accounting. As a result, all revenue from multiple element subscription arrangements is recognized ratably over the term of the subscription. The subscription term commences on the later of the start date specified in the subscription arrangement or the date access to the software is provided to the customer.

The Company recognizes revenue from professional services sold separately from subscription arrangements as the services are performed. The Company also has entered into a royalty agreement with a reseller of its application service. The Company recognizes this revenue over the term of the end-user subscription upon obtaining persuasive evidence, which includes monthly notification from the reseller, that the service has been sold and delivered.

In connection with the acquisitions of Gnossos Software, Inc. (Gnossos) and Public Affair Technologies (PAT), the Company acquired corporate communications and government relations software. The Company does not enter into new licenses for the Gnossos and PAT software, but continues to provide maintenance and support under contracts generally with a term of one year. Revenue is recognized ratably over the service period.

Through its acquisition of PRWeb International, Inc. (PRWeb), the Company distributes press releases over the Internet that are indexed by major search engines and distributed directly to various news sites, journalists and other key constituents. The Company recognizes revenue on a per-transaction basis when the press releases are made available to the public.

Deferred Revenue

Deferred revenue consists of billings to customers in advance of revenue recognition. Deferred revenue to be recognized in the succeeding 12-month period is included in current deferred revenue with the remaining amounts included in noncurrent deferred revenue.

Royalty Fees

The Company incurs royalty fees related to content provided by third-party vendors. Amounts paid for royalty fees are deferred and are recognized ratably as cost of revenues over the same period in which the related revenues are recognized. The current portion and the long-term portion of the deferred royalty fees are included in prepaid royalty fees and other assets, respectively, in the accompanying consolidated balance sheets. Amortization expense for the years ended December 31, 2004, 2005 and 2006 was $1,244,000, $1,520,000 and $882,000, respectively.

During 2005, the Company developed its own content to replace a significant portion of its acquired third-party content. In August 2005, the Company began providing its internally-developed content to its customers and ceased providing the replaced third-party content. Because the Company’s customers ceased using the third-party content, the Company accelerated the amortization of the related prepaid royalty fees. In addition, the Company was required to make minimum annual payments under the related data resale agreement with the third-party. The effect of the release of the Company’s internally-developed content and the related cessation of the use of the third-party’s content resulted in a charge of $1.4 million for the year ended December 31, 2005 related to the accelerated amortization of the prepaid royalty fees and the accrual of the contractual minimum payments. The data resale agreement was subsequently terminated.

Sales Commissions

Sales commissions, including commissions related to deferred revenue, are expensed when a subscription agreement is executed by the customer.

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2004, 2005 and 2006 were $920,000, $1,140,000 and $1,433,000, respectively.

Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for its stock-based compensation using the intrinsic value method of accounting under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25). The Company’s stock-based compensation awards have generally been granted with an exercise price equal to the estimated fair value of the underlying common stock on the grant date, and accordingly, any stock-based compensation related to stock option grants was not material under APB No. 25. The Company applied the disclosure provisions under Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation and related interpretations (SFAS No. 123) as if the fair value or minimum value method had been applied in measuring compensation expense. As a result, stock-based compensation expense, based upon the fair value or minimum value method, was included as a pro forma disclosure in the notes to the Company’s financial statements.

The following illustrates the effect on the Company’s net loss attributable to common stockholders as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation during 2004 and 2005 (dollars in thousands, except per share data):

	Year Ended December 31,
	2004	2005

Net loss attributable to common stockholders, as reported	$(4,183)	$(6,964)
Stock-based compensation expense as reported	16	1,030
Pro forma stock-based compensation expense	(57)	(231)

Pro forma net loss attributable to common stockholders	$(4,224)	$(6,165)

Net loss attributable to common stockholders per share:
As reported	$(1.04)	$(1.43)
Pro forma	$(1.05)	$(1.27)

The following assumptions were used in calculating the pro forma stock-based compensation expense:

	Year Ended	Six Months Ended
	December 31,	June 30,	December 31,
	2004	2005	2005

Dividend yield	0%	0%	0%
Average risk-free interest rate	4.2%	4.2%	4.4%
Expected term (years)	4	4	4 - 6
Stock price volatility	(* )	(* )	52% - 53%

(*)	Assumption is not applicable to minimum value method

The weighted average fair value of options granted during the years ended December 31, 2004 and 2005 was $1.02 and $3.97, respectively.

On January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard No. 123(R), Share-Based Payment (SFAS No. 123R), using the modified-prospective transition method for the unvested portion of stock-based compensation awards granted after the Company became a public entity. Because the Company did not complete its initial public offering until December 2005, the Company has applied the

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

prospective method to the unvested portion of stock-based compensation awards granted prior to June 15, 2005, the date the Company first filed a registration statement with the Securities and Exchange Commission (SEC). Accordingly, the Company has not restated its financial results for prior periods. Under the prospective method, the Company will continue to account for stock-based compensation awards granted before June 15, 2005 using the intrinsic value method as prescribed by APB No. 25. Under the modified prospective method, stock-based compensation expense for all stock-based compensation awards granted after June 15, 2005, but not vested as of December 31, 2005, is based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123. Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. The Company recognizes compensation expense for stock-based compensation awards on a straight-line basis over the requisite service period of the award.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. The Company generally maintains its cash, cash equivalents and short-term investments with various nationally recognized financial institutions. Short-term investments consist of investment grade, interest bearing securities. Customers are granted credit on an unsecured basis. Management monitors the creditworthiness of its customers and believes that it has adequately provided for any exposure to potential credit losses.

As of December 31, 2005 and December 31, 2006, total assets located outside the United States were approximately 1% of total assets. Revenues from sales to customers outside the United States were approximately 5%, 6% and 7% of total revenues for the years ended December 31, 2004, 2005 and 2006, respectively.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their fair value because of their short-term nature.

Income Taxes

Income taxes are provided utilizing the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax-credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amount of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Net Income (Loss) Attributable to Common Stockholders Per Share

Basic net income (loss) attributable to common stockholders per share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) attributable to common stockholders per share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The following summarizes the calculation of net income (loss) attributable to common stockholders per share (dollars in thousands, except per share amounts):

	2004	2005	2006

Net income (loss) attributable to common stockholders	$(4,183)	$(6,964)	$442
Weighted average shares outstanding, basic	4,032,572	4,867,710	15,367,851
Dilutive effect of:
Options to purchase common stock	—	—	757,600
Warrants to purchase common stock	—	—	213,803

Weighted average shares outstanding, diluted	4,032,572	4,867,710	16,339,254

Net income (loss) attributable to common stockholders per share:
Basic	$(1.04)	$(1.43)	$0.03

Diluted	$(1.04)	$(1.43)	$0.03

For 2004 and 2005, if the Company’s outstanding common stock equivalents were exercised or converted into common stock, the result would have been anti-dilutive and, accordingly, basic and diluted net loss attributable to common stockholders per share were identical for each period. The following summarizes the potential outstanding common stock of the Company as of the end of each period:

	December 31,
	2004	2005

Options to purchase common stock	1,100,082	2,468,351
Warrants to purchase common or preferred stock	361,446	361,446
Shares of common stock into which outstanding preferred stock is convertible	5,826,668	—

Total options, warrants and preferred stock exercisable or convertible into common stock	7,288,196	2,829,797

Segment Data

The Company manages its operations on a consolidated basis for purposes of assessing performance and making operating decisions. Accordingly, the Company does not have reportable segments of its business.

Reclassifications

Certain amounts in the prior years’ notes to the consolidated financial statements have been reclassified to conform to the current year presentation.

Adoption of SAB No. 108

In September 2006, the SEC Staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, (SAB No. 108) which addresses how the effects of prior-year uncorrected misstatements must be considered when quantifying misstatements in current-year financial statements. SAB No. 108 requires companies to quantify the effects of misstatements on the current year financial statements using both a balance sheet and income statement approach and to evaluate relevant quantitative and qualitative factors to determine whether a misstatement is material. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company adopted SAB No. 108 and recorded a cumulative effect adjustment to increase its retained earnings as of January 1, 2006 related to an overstatement of its deferred revenue

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

of $158,000 at December 31, 2005. The overstatement resulted primarily from the timing of the recognition of revenue from its subscription agreements in years prior to 2004. This amount was previously considered not to be material.

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN No. 48), which clarifies the accounting for uncertainty in income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN No. 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting for interim periods and disclosures for uncertain tax positions. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN No. 48 in the first quarter of 2007 and is currently evaluating the effect, if any, the adoption of FIN No. 48 will have on its financial statements. Based upon the analysis performed to date, management does not believe that the adoption of FIN No. 48 will have a material effect on its financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, Fair Value Measurements (SFAS No. 157), which defines fair value, establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect, if any, the adoption of SFAS No. 157 will have on its financial statements.

3.	Initial Public Offering of Common Stock and Reverse Stock Split

On December 7, 2005, the Company completed the sale of 5,000,000 shares of common stock, at a public offering price of $9.00 per share. A total of $45,000,000 in gross proceeds was raised in the initial public offering. After deducting the underwriters’ commissions and offering expenses of $5,027,000, net proceeds of the offering were $39,973,000. All of the outstanding shares of redeemable convertible preferred stock were converted into shares of common stock, on a one-for-one basis, at the closing of the offering. In addition, warrants to acquire shares of Series B redeemable convertible preferred stock were converted, on a one-for-one basis, into warrants to acquire common stock. In October 2005, the Company effected a 3-for-1 reverse stock split. Accordingly, all share and per share amounts have been retroactively adjusted to give effect to this event.

4.	Acquisitions

On August 4, 2006, the Company, through its wholly-owned subsidiary, Vocus PRW Holdings, LLC, acquired certain assets and assumed certain liabilities of PRWeb. The acquisition of PRWeb allows the Company to provide an on-demand solution which allows its customers to widely distribute press releases containing important elements of new media such as images, podcasts and video messages to drive Internet traffic to websites and optimize brand awareness. The operating results of PRWeb have been included in the accompanying consolidated financial statements from the date of acquisition. The purchase consideration consisted of $20.9 million in cash and 494,543 shares of Vocus common stock, valued at approximately $7.2 million based on the average closing market price for the two days preceding through the two days following the date of acquisition. The acquisition is accounted for under the purchase method of accounting.

The aggregate purchase consideration consisted of the following (dollars in thousands):

Cash	$20,940
Common stock	7,205
Transaction costs	324

Total purchase consideration	$28,469

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Company allocated the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The excess of the purchase price over the net tangible and identifiable intangible assets acquired is recorded as goodwill. The total amount assigned to goodwill is deductible for tax purposes, and primarily relates to PRWeb’s online distribution network. The purchase price has been allocated as follows (dollars in thousands):

	Amortization
	Period

Trade name	7 years	$3,946
Agreements not-to-compete	5 years	3,913
Customer relationships	5 years	3,041
Purchased technology	2 years	240
Property and equipment	3 - 5 years	341
Goodwill		17,112
Assumed liabilities		(124)

Total purchase price		$28,469

The weighted-average amortization period for the intangible assets acquired is 5.6 years.

The unaudited pro forma consolidated results of operations presented below assume that the PRWeb acquisition occurred on January 1, 2005 (dollars in thousands, except per share data):

	Year Ended December 31,
	2005	2006

Pro forma revenues	$31,973	$44,065

Pro forma net loss	$(7,828)	$(269)
Accretion of preferred stock	(1,900)	—

Pro forma net loss attributable to common stockholders	$(9,728)	$(269)

Pro forma basic and diluted net loss attributable to common stockholders per share	$(1.81)	$(0.02)

These pro forma results are not necessarily indicative of future operating results or those that would have occurred had the acquisition been consummated on January 1, 2005.

Gnossos

On November 8, 2004, the Company acquired substantially all of the assets of Gnossos, a provider of software to manage corporate communications and government relations. The operating results of Gnossos have been included in the accompanying consolidated financial statements from the date of acquisition. The purchase consideration consisted of $2,500,000 of cash, 29,128 shares of common stock with an estimated fair value of $4.77 per share, 29,128 shares of redeemable common stock with an estimated fair value of $6.27 per share, and $400,000 payable to the seller in three installments from January 2006 through July 2007. The deferred payments bear interest at 3.6% and the related liability was included in notes payable in the accompanying consolidated balance sheets as of December 31, 2004 and 2005. The holder of the redeemable common stock may require the Company to repurchase these shares for an aggregate amount of $200,000 in November 2007. To determine the estimated fair value of the Company’s common stock issued to the seller, management and the board of directors used a market approach. A market approach uses direct comparisons to other comparable public enterprises and their equity securities or transactions in their securities to estimate fair value, and adjusts public enterprise valuations for lower

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

marketability of equity securities of private companies. Management and the board of directors also considered observable cash transactions in preferred stock issued by the Company, adjusted for differences in relevant rights associated with the preferred stock when compared to common stock.

The aggregate purchase consideration consisted of the following (dollars in thousands):

Cash	$2,500
Common stock	139
Redeemable common stock	183
Deferred payments due to seller	400
Transaction costs	112

$3,334

The Company allocated the purchase price based upon the estimated fair value of the net assets acquired, as follows (dollars in thousands):

	Amortization
	Period

Customer relationships	4 years	$3,015
Purchased technology	2 years	701
Property and equipment	3 years	18
Assumed liabilities		(400)

Total		$3,334

The weighted-average amortization period for the intangible assets acquired is 3.6 years.

The unaudited pro forma consolidated results of operations presented below assume that the Gnossos acquisition occurred on January 1, 2004 (dollars in thousands, except per share data):

Year Ended
December 31,
2004

Pro forma revenues	$21,600

Pro forma net loss	$(3,674)
Accretion of preferred stock	(1,582)

Pro forma net loss attributable to common stockholders	$(5,256)

Pro forma basic and diluted net loss attributable to common stockholders per share	$(1.29)

These pro forma results are not necessarily indicative of future operating results or those that would have occurred had the acquisition been consummated on January 1, 2004.

In November 2006, the Company settled its outstanding note payable, and related accrued interest, of $428,000 to the seller by paying $300,000 resulting in a $128,000 gain on extinguishment of debt included in interest and other income in the accompanying consolidated statements of operations.

During 2006, 24,128 shares of the redeemable common stock issued in connection with the acquisition were sold in the public market which resulted in the forfeiture of the redemption right. Accordingly, the carrying value of these shares was reclassified to common stock and additional paid-in capital. As of December 31, 2006, 5,000 shares of redeemable common stock remain outstanding.

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

5.	Short-Term Investments

The components of cash and cash equivalents and short-term investments at December 31, 2005 are as follows (dollars in thousands):

		Unrealized		Fair Market	Cash and Cash	Short-Term
	Cost	Gains	Losses	Value	Equivalents	Investments

Cash	$6,424	$—	$—	$6,424	$6,424	$—
Money market funds	6,733	—	—	6,733	6,733	—
Commercial paper	26,870	—	—	26,870	26,870	—
Corporate notes and bonds	1,400	—	—	1,400	—	1,400

Total	$41,427	$—	$—	$41,427	$40,027	$1,400

The components of cash and cash equivalents and short-term investments at December 31, 2006 are as follows (dollars in thousands):

		Unrealized		Fair Market	Cash and Cash	Short-Term
	Cost	Gains	Losses	Value	Equivalents	Investments

Cash	$14,215	$—	$—	$14,215	$14,215	$—
Money market funds	765	—	—	765	765	—
Commercial paper	9,905	—	—	9,905	9,905	—
Government-sponsored agency debt securities	2,623	4	—	2,627	1,271	1,356
Corporate notes and bonds	2,351	—	—	2,351	350	2,001

Total	$29,859	$4	$—	$29,863	$26,506	$3,357

The contractual maturities of short-term investments are one year or less. All short-term investments are classified as available-for-sale securities.

Realized gains or losses from sales and maturities of short-term investments in 2005 and 2006 were not material. The Company recorded gross proceeds from the sale of available-for-sale securities of $2,401,000 in 2006.

6.	Property, Equipment and Software

Property, equipment and software consisted of the following (dollars in thousands):

	December 31,
	2005	2006

Purchased software, computer and office equipment	$2,386	$3,153
Office furniture	421	557
Leasehold improvements	646	847
Equipment under capital lease obligations	1,018	1,066
Capitalized software development costs	297	495
Information database costs	2,327	2,327

	7,095	8,445
Less accumulated depreciation and amortization	(2,934)	(4,086)

Property, equipment and software, net	$4,161	$4,359

Depreciation expense on equipment under capital leases was $38,000, $27,000 and $28,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

7.	Intangible Assets

Intangible assets at December 31, 2005 consisted of the following (dollars in thousands):

		Gross
	Useful Life	Carrying	Accumulated	Net Carrying
	in Years	Amount	Amortization	Amount

Customer relationships	3 - 4	$5,545	$(3,328)	$2,217
Agreements not-to-compete	3	282	(274)	8
Purchased technology	2	2,011	(1,717)	294

Total		$7,838	$(5,319)	$2,519

Intangible assets at December 31, 2006 consisted of the following (dollars in thousands):

		Gross
	Useful Life	Carrying	Accumulated	Net Carrying
	in Years	Amount	Amortization	Amount

Customer relationships	3 - 5	$8,586	$(4,471)	$4,115
Trade name	7	3,946	(229)	3,717
Agreements not-to-compete	3 - 5	4,195	(608)	3,587
Purchased technology	2	2,251	(2,060)	191

Total		$18,978	$(7,368)	$11,610

Future expected amortization of intangible assets at December 31, 2006 was as follows (dollars in thousands):

2007	$2,981
2008	2,723
2009	1,926
2010	1,821
2011	1,260
Thereafter	899

$11,610

8.	Debt

Revolving Line of Credit

In November 2004, the Company entered into a $7,000,000 Secured Revolving Line of Credit Loan Agreement (the Revolving Loan Agreement) with a financial institution. Borrowings accrued interest at the bank’s prime rate. The outstanding borrowings as of December 31, 2004 were $2,389,000. As of December 31, 2005, all outstanding borrowings were paid in full, and the Revolving Loan Agreement was subsequently terminated.

Term Loans and Equipment Line of Credit

In November 2004, the Company entered into a Secured Revolving Equipment Line of Credit (the Equipment Line) that provided for borrowings up to $800,000. The Company modified its Equipment Line to increase the maximum borrowings by $500,000 in July 2005 and by $700,000 in July 2006. Outstanding borrowings under the Equipment Line convert to term loans with principal and interest payments payable monthly over a maximum period of 36 months depending on the date of the borrowing and asset purchased. Borrowings bear interest at the bank’s prime rate (8.25% at December 31, 2006), and interest is payable monthly. The Equipment Line is

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

collateralized by substantially all of the Company’s equipment and expires on June 30, 2007. Outstanding borrowings under the term loans were $1,291,000 at December 31, 2005, including $615,000 classified as current.

Future principal payments under the term loans outstanding at December 31, 2006 are as follows (dollars in thousands):

2007	$392
2008	202
2009	33

Total future principal payments	$627
Less current portion	(392)

Long-term portion	$235

9.	Redeemable Convertible Preferred Stock

In January 2000, the Company issued 1,719,542 shares of Series A Redeemable Convertible Preferred Stock (Series A) at a price of $1.1631 per share for proceeds of $1,943,000, net of $57,000 of issuance costs.

In October 2000, the Company issued 1,730,530 shares of Series B Redeemable Convertible Preferred Stock (Series B) at a price of $4.854 per share for proceeds of $8,320,000, net of $80,000 of issuance costs. In June 2001, the Company issued an additional 1,030,077 shares of Series B at a price of $4.854 per share for proceeds of $4,928,000, net of $72,000 of issuance costs. In January 2003, the Company issued an additional 618,048 shares of Series B at a price of $4.854 per share along with warrants to purchase 206,016 shares of Series B for proceeds of $2,974,000, net of $26,000 of issuance costs. In connection with the issuance of Series B, the Board of Directors authorized the purchase of 206,016 shares of common stock from two executives for a price per share of $4.854.

In December 2004, the Company issued 728,471 shares of Series C Redeemable Convertible Preferred Stock (Series C) at a price of $6.8637 per share along with warrants to purchase 128,912 shares of common stock for proceeds of $4,975,000, net of $25,000 of issuance costs.

In December 2005, the Series A, Series B, and Series C were converted into common stock on a one-for-one basis in connection with the Company’s initial public offering (see Note 3).

The holders of the Series A were entitled to receive cumulative dividends equal to 10% per annum of the original issue price per share. The holders of the Series B and Series C were entitled to receive cumulative dividends equal to 8% per annum of the original issue price per share. No dividends were paid to the Series A, Series B, and Series C holders, and upon the conversion of the preferred stock in connection with the Company’s initial public offering, all accrued but unpaid dividends were waived.

The changes in Series A, Series B and Series C are as follows (dollars in thousands):

	Series A		Series B		Series C
	Shares	Amount	Shares	Amount	Shares	Amount	Total

Balance at December 31, 2003	1,719,542	$2,779	3,378,655	$19,709	—	$—	$22,488
Issuance of Series C	—	—	—	—	728,471	4,577	4,577
Accretion	—	213	—	1,355	—	14	1,582

Balance at December 31, 2004	1,719,542	2,992	3,378,655	21,064	728,471	4,591	28,647
Accretion	—	187	—	1,257	—	456	1,900
Conversion	(1,719,542)	(3,179)	(3,378,655)	(22,321)	(728,471)	(5,047)	(30,547)

Balance at December 31, 2005	—	$—	—	$—	—	$—	$—

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

10.	Warrants

In January 2003, in connection with the issuance of additional shares of Series B, the Company issued warrants to purchase shares of Series B with an exercise price of $4.85 per share. The warrants expire in January 2008 and were exercisable upon issuance. In connection with the Company’s initial public offering, the warrants to acquire shares of Series B were converted, on a one-for-one basis, into warrants to acquire common stock. At December 31, 2006, 137,344 of these warrants remain outstanding.

In December 2004, in connection with the issuance of shares of Series C, the Company issued warrants to purchase shares of common stock with an exercise price of $4.77 per share. The warrants expire in January 2014 and were exercisable upon issuance. The proceeds from the sale of Series C were allocated to the Series C and the warrants based on their estimated relative fair values. The value allocated to the warrants was determined to be $398,000 based upon the Black-Scholes option pricing model with the following assumptions: estimated fair value of the common stock of $4.77 per share, risk-free interest rate of 4.3%, expected life of 9 years, volatility of 60%, and no dividends. At December 31, 2006, 88,176 of these warrants remain outstanding.

11.	Stock-Based Compensation

The Company’s 1999 Stock Option Plan and 2005 Stock Award Plan (the “Plans”) provide for the grant of stock options, restricted stock, stock appreciation rights and other equity awards to employees, consultants, officers and directors. The 2005 Stock Award Plan was adopted by the Board of Directors and stockholders in November 2005 in conjunction with the Company’s initial public offering. Under the 2005 Stock Award Plan, 2,600,000 shares have been reserved for future issuance, subject to annual increases. The Plans are administered by the Compensation Committee of the Board of Directors, which has the authority, among other things, to determine which individuals receive awards pursuant to the Plans, and the terms of the awards. Options granted under the Plans have a 10-year term and generally vest annually over a three or four-year period. At December 31, 2006, 983,012 shares were available for future grants. All shares available for future grant are restricted to the 2005 Stock Award Plan. In January 2007, the Company increased the shares reserved for future issuance under the 2005 Stock Award Plan by 799,387 shares and granted approximately 1.4 million stock options to its executives and other employees.

On January 1, 2006, the Company adopted the provisions of SFAS No. 123R requiring the recognition of compensation expense based upon the grant date fair value of its stock-based compensation awards. The following table sets forth the incremental stock-based compensation expense related to the adoption of SFAS No. 123R that is recorded in the consolidated statement of operations for the year ended December 31, 2006 (dollars in thousands):

Cost of revenues	$69
Sales and marketing	530
Research and development	219
General and administrative	1,042

Total	$1,860

The effect of adopting SFAS No. 123R was a decrease in net income of $0.12 per basic and $0.11 per diluted share for the year ended December 31, 2006.

During 2004, the Company granted certain options with an exercise price that was less than the estimated fair value of the underlying stock, resulting in deferred compensation. Stock-based compensation from these awards for the year ended December 31, 2004, 2005 and 2006 was $16,000, $24,000 and $14,000, respectively. Upon the adoption of SFAS No. 123R, the related deferred compensation of $19,000 as of December 31, 2005 was reclassified as additional paid-in-capital.

In accordance with SFAS No. 123R, the Company uses the Black-Scholes option pricing model to measure the fair value of its option awards granted after June 15, 2005. The Black-Scholes model requires the input of highly

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

subjective assumptions including volatility, expected term, risk-free interest rate and dividend yield. In 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB No. 107) which provides supplemental implementation guidance for SFAS No. 123R. The Company recently became a public entity, and therefore has a limited history of volatility. Accordingly, the expected volatility is based on the historical volatilities of similar entities’ common stock over the most recent period commensurate with the estimated expected term of the awards. The expected term of an award is based on the “simplified” method allowed by SAB No. 107, whereby the expected term is equal to the midpoint between the vesting date and the end of the contractual term of the award. The risk-free interest rate is based on the rate on U.S. Treasury zero coupon issues with maturities consistent with the estimated expected term of the awards. The Company has not paid dividends and does not anticipate paying a dividend in the foreseeable future and accordingly, uses an expected dividend yield of zero.

The following weighted-average assumptions were used in estimating the fair value of options for the year ended December 31, 2006:

Stock price volatility	53%
Expected term (years)	6.3
Risk-free interest rate	5.0%
Dividend yield	0%

The weighted-average grant date fair value of options granted during the year ended December 31, 2006 was $7.74.

Stock-based compensation expense recognized is based on the estimated portion of the awards that are expected to vest. The Company applies estimated forfeiture rates based on analyses of historical data, including termination patterns and other factors.

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Stock option activity is as follows:

				Weighted-
				Average	Aggregate Intrinsic
			Weighted –	Remaining	Value as of
	Number of	Range of	Average	Contractual	December 31,
	Options	Exercise Prices	Exercise Price	Term	2006

Balance at January 1, 2004	1,092,071	$0.30 - 2.46	$1.22
Granted	102,540	2.46 - 4.77	3.36
Exercised	(42,705)	0.30 - 2.46	2.16
Forfeited or cancelled	(51,824)	0.30 - 3.99	2.55

Balance at December 31, 2004	1,100,082	0.30 - 4.77	1.32
Granted	1,703,047	4.77 - 9.00	7.96
Exercised	(285,020)	0.30 - 2.99	0.85
Forfeited or cancelled	(49,758)	0.30 - 9.00	3.11

Balance at December 31, 2005	2,468,351	0.30 - 9.00	5.92
Granted	348,833	12.42 - 16.80	13.57
Exercised	(565,266)	0.30 - 9.00	1.59
Forfeited or cancelled	(46,567)	2.46 - 12.42	5.22

Balance at December 31, 2006	2,205,351	$0.30 - 16.80	$8.26	8.4	$18,840

Vested and expected to vest at December 31, 2006	2,075,914	$0.30 - 16.80	$8.21	8.4	$17,824

Exercisable at December 31, 2006	590,678	$0.30 - 15.74	$5.90	7.1	$6,435

The following details the outstanding options at December 31, 2006:

	Options Outstanding
		Weighted-		Options Exercisable
		Average	Weighted-		Weighted-
Range of	Outstanding	Remaining	Average	Exercisable	Average
Exercise	as of	Contractual	Exercise	as of	Exercise
Prices	12/31/06	Term	Price	12/31/06	Price

$ 0.30 - $ 2.00	91,591	3.0	$0.30	91,591	$0.30
$ 2.01 - $ 4.00	142,061	5.2	2.73	116,381	2.57
$ 4.01 - $ 7.25	369,908	8.1	4.83	68,414	4.85
$ 7.26 - $10.50	1,253,958	8.9	9.00	314,043	9.00
$10.51 - $13.75	260,000	9.5	13.04	—	—
$13.76 - $16.80	87,833	9.5	15.17	249	15.74

	2,205,351	8.4	$8.26	590,678	$5.90

The aggregate intrinsic value represents the difference between the exercise price of the underlying awards and the quoted closing price of the Company’s common stock at December 31, 2006 multiplied by the number of shares that would have been received by the option holders had all option holders exercised their options on December 31, 2006. During the year ended December 31, 2006, the aggregate intrinsic value of options exercised was $7,196,000. The Company did not realize a tax benefit from these exercises as the Company has incurred cumulative losses for income tax purposes.

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

As of December 31, 2006, there was $6,493,000 of total unrecognized compensation cost related to nonvested stock-based compensation awards granted under the Plans. This cost is expected to be recognized over a weighted average period of 2.9 years. The fair value of options that vested during 2006 was $1,667,000.

Common Stock Repurchases

In 2005, the Company purchased an aggregate of 392,731 shares of common stock from an officer of the Company and certain former employees at a price of $7.05 per share, the estimated fair value of the shares on the date of purchase. Certain of these shares of common stock were obtained by former employees through stock option exercises within the six-month period preceding the purchase by the Company. These purchases resulted in stock-based compensation equal to the amount the Company paid to acquire the common stock, reduced by the amount paid by the employee upon exercise of the stock option, or an aggregate of $1.0 million for the year ended December 31, 2005.

12.	Employee Benefit Plans

The Company sponsors defined-contribution and profit-sharing plans in the United States and the United Kingdom. Total expenses for the plans for the years ended December 31, 2004, 2005 and 2006 were approximately $66,000, $95,000 and $213,000, respectively.

13.	Income Taxes

For the years ended December 31, 2004 and 2005, the Company incurred losses and accordingly, no income taxes have been provided in the accompanying statements of operations for these periods. For these years, the net tax provision was comprised primarily of a deferred tax benefit related to the net operating losses offset by increases in the valuation allowance of the same amount. The tax provision for 2004 and 2005 differed from the expected tax benefit, computed by applying the U.S. Federal statutory rate to the loss before income taxes, principally due to the effect of the increases in the valuation allowance.

The provision for income taxes for the year ended December 31, 2006 consisted of the following (dollars in thousands):

2006

Current expense	$—
Deferred expense	185

Provision for income taxes	$185

For the year ended December 31, 2006, the provision for income taxes differs from the expected tax provision computed by applying the U.S. Federal statutory rate to income before taxes as a result of the following:

2006

Statutory federal tax rate	35%
State income taxes	11
Effect of foreign losses	6
Non-deductible stock-based compensation	24
Other non-deductible expenses	6
Changes in the valuation allowance	(53)

29%

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

The Company’s deferred tax components consisted of the following (dollars in thousands):

	December 31,
	2005	2006

Deferred tax assets:
Net operating loss carryforwards	$8,505	$9,157
Allowance for doubtful accounts	74	106
Deferred revenue	2,468	107
Accrued expenses	254	590
Depreciation	350	404
Intangible asset amortization	1,219	1,682
Stock-based compensation	—	538
Other	36	37

Total deferred tax assets	12,906	12,621
Valuation allowance	(11,937)	(11,708)

Net deferred tax assets	969	913

Deferred tax liabilities:
Capitalized software development	(867)	(812)
Goodwill	—	(185)
Capital leases	(102)	(101)

Total deferred tax liabilities	(969)	(1,098)

Net deferred tax liabilities	$—	$(185)

At December 31, 2006, the Company had net operating loss (NOL) carryforwards of approximately $24.0 million, of which approximately $22.0 million relate to the United States and will begin to expire in 2022. For the year ended December 31, 2006, losses before income taxes from foreign operations totaled $693,000. The utilization of a portion of the NOL carryforwards will be subject to an annual limitation due to prior changes in ownership. Additionally, despite the NOL carryforwards, the Company may have a future tax liability due to alternative minimum tax or state tax requirements.

A valuation allowance has been recorded against the Company’s deferred tax assets primarily due to the inability to predict future taxable income. The Company has considered all available evidence, including its historical levels of taxable income, the future reversal of existing temporary differences and estimated future taxable income in determining the need for a valuation allowance.

14.	Commitments and Contingencies

Purchase Commitments

The Company has entered into various arrangements with vendors primarily for the distribution by the Company of the vendors’ media data and news content. As of December 31, 2006, minimum required payments in future years under these arrangements are $1,088,000, $245,000 and $232,000 in 2007, 2008 and 2009, respectively.

Leases

The Company has various noncancelable operating leases, primarily related to office real estate, that expire through 2011 and generally contain renewal options for up to five years. Rent expense was $541,000, $822,000

Vocus, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

and $819,000 for the years ended December 31, 2004, 2005, and 2006, respectively. The Company also leases computer and office equipment under noncancelable capital leases that expire through 2011.

Future minimum lease payments under noncancelable operating and capital leases at December 31, 2006 are as follows (dollars in thousands):

	Operating	Capital
	Leases	Leases

2007	$882	$43
2008	757	37
2009	524	36
2010	387	29
2011	163	11

Total future minimum payments	$2,713	156

Less amount representing interest		(21)
Less current portion		(35)

Long-term capital lease obligations		$100

Letter of Credit

The Company has established a letter of credit in favor of its landlord. The letter of credit is collateralized by a $270,000 certificate of deposit. The certificate of deposit matures in 2011 and the balance plus accrued interest is included in other assets in the accompanying consolidated balance sheets. As of December 31, 2006, the letter of credit remained outstanding; however, no amounts had been drawn against it. The letter of credit renews annually through April 2011.

Litigation and Claims

The Company is subject to lawsuits, investigations, and claims arising out of the ordinary course of business, including those related to commercial transactions, contracts, government regulation, and employment matters. In the opinion of management based on all known facts, all such matters are either without merit or are of such kind, or involve such amounts that would not have a material effect on the financial position or results of operations of the Company if disposed of unfavorably.

15.	Quarterly Financial Information (Unaudited)

	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2005	2005	2005	2005	2006	2006	2006	2006

Summary consolidated statement of operations data:
Revenues	$6,100	$6,794	$7,297	$7,871	$8,262	$9,189	$10,757	$12,120
Gross profit(1)	4,643	5,263	4,149	6,071	6,300	7,239	8,620	9,876
Net income (loss) attributable to common stockholders	(1,457)	(1,237)	(3,485)	(785)	(182)	(2)	150	476
Net income (loss) attributable to common stockholders per share:
Basic	$(0.35)	$(0.29)	$(0.86)	$(0.11)	$(0.01)	$(0.00)	$0.01	$0.03
Diluted	$(0.35)	$(0.29)	$(0.86)	$(0.11)	$(0.01)	$(0.00)	$0.01	$0.03
Weighted average shares outstanding used in computing per share amounts:
Basic	4,168,621	4,327,914	4,031,908	6,921,331	14,965,271	15,083,982	15,498,524	15,911,788
Diluted	4,168,621	4,327,914	4,031,908	6,921,331	14,965,271	15,083,982	16,320,518	16,806,020

(1)	Gross profit for the three months ended September 30, 2005 and December 31, 2005 includes $1,449 and $(50) of accelerated amortization of prepaid royalty fees and contract termination costs.

UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

On August 4, 2006, Vocus, Inc. (the Company), completed its acquisition of PRWeb International, Inc. (PRWeb). Pursuant to the terms of the Asset Purchase Agreement, the Company assumed certain liabilities and acquired certain assets. The Company paid aggregate consideration of approximately $28.5 million consisting of $20.9 million in cash and 494,543 shares of Vocus, Inc. common stock. The acquisition is accounted for under the purchase method of accounting.

The unaudited consolidated pro forma statement of operations for the year ended December 31, 2006 gives effect to the PRWeb acquisition as if it had occurred on January 1, 2006. The unaudited consolidated pro forma financial information is based upon currently available information and assumptions and estimates which we believe are reasonable. In our opinion, all adjustments have been made that are necessary to fairly present the pro forma information. The unaudited pro forma financial information is presented for informational purposes only and is not indicative of either future results of operations or results that might have been achieved if the transactions had been consummated as of January 1, 2006. The pro forma financial information should be read in connection with our historical consolidated financial statements together with the related notes thereto included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Combined Statement of Operations
Year Ended December 31, 2006
(Dollars in Thousands)

		PRWeb
		(January 1, 2006
		through	Pro Forma		Pro Forma
	Vocus, Inc.	August 3, 2006)	Adjustments		Combined

Revenues	$40,328	$3,737	$—		$44,065
Cost of revenues	8,293	758	(36	)(A)(B)	9,015

Gross profit	32,035	2,979	36		35,050
Operating expenses:
Sales and marketing	18,912	712	—		19,624
Research and development	2,896	173	—		3,069
General and administrative	9,626	813	(6	)(C)	10,433
Amortization of intangible assets	1,705	—	1,216	(B)	2,921

Total operating expenses	33,139	1,698	1,210		36,047

Income (loss) from operations	(1,104)	1,281	(1,174)		(997)
Other income (expense):
Interest and other income	1,819	1	(561	)(D)	1,259
Interest expense	(88)	—	—		(88)

Total other income (expense)	1,731	1	(561)		1,171

Income (loss) before provision for income taxes	627	1,282	(1,735)		174
Provision for income taxes	185	—	258	(E)	443

Net income (loss) attributable to common stockholders	$442	$1,282	$(1,993)		$(269)

Net income (loss) attributable to common stockholders per share:
Basic	$0.03				$(0.02	)(F)
Diluted	$0.03				$(0.02)
Weighted average shares outstanding used in computing per share amounts:
Basic	15,367,851				15,659,157
Diluted	16,339,254				15,659,157

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

1. Basis of Pro Forma Presentation

The Unaudited Pro Forma Condensed Combined Statement of Operations and notes give effect to the combination of Vocus, Inc. (Vocus) and PRWeb, International, Inc. (PRWeb). The acquisition was accounted for as a purchase business combination.

2. Purchase Price Allocation

The purchase consideration consisted of the following (dollars in thousands):

Value of 494,543 shares of common stock based upon $14.57 per share, the average closing price two days before and after August 4, 2006, the date on which the transaction was consummated	$7,205
Cash consideration	20,940
Transaction costs	324

Total purchase consideration	$28,469

The purchase price was allocated to the PRWeb tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The excess of the purchase price over the net tangible and identifiable intangible assets acquired is recorded as goodwill. The purchase price has been allocated as follows (dollars in thousands):

		Estimated
	Estimated Useful Life	Fair Value

Trade name	7 years	$3,946
Agreements not-to-compete	5 years	3,913
Customer relationships	5 years	3,041
Purchased technology	2 years	240
Property and equipment	3-5 years	341
Assumed liabilities		(124)
Goodwill		17,112

Total purchase price		$28,469

3. Pro Forma Adjustments

The following pro forma adjustments are included in the unaudited consolidated pro forma condensed combined financial statements:

(A)	To eliminate software license fees paid to a related party of PRWeb that does not represent an obligation of the combined company.
(B)	To reflect incremental amortization expense related to the identifiable intangible assets acquired.
(C)	To eliminate depreciation expense related to property and equipment not acquired.
(D)	To eliminate interest income related to the cash and short-term investments utilized to fund the cash purchase consideration at an assumed interest rate of 4.5% had the acquisition occurred on January 1, 2006.
(E)	To record an income tax provision for the incremental effect of the acquisition.
(F)	The pro forma basic net income (loss) attributable to common stockholders per share is computed by dividing net income (loss) attributable to common stockholders by the basic weighted average number of common shares outstanding for the period. The basic weighted average number of common shares outstanding assumes that the 494,543 shares of Vocus common stock issued in connection with the acquisition were outstanding as of January 1, 2006. The pro forma diluted net loss per share presented is equal to the pro forma basic net loss per share because the effect of common stock equivalents is anti-dilutive.

           Shares
Common Stock

Thomas Weisel Partners LLC
Sole Book-Running Manager
RBC Capital Markets
Wachovia Securities
William Blair & Company
Canaccord Adams
Pacific Crest Securities

Neither we nor any of the selling stockholders or underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained or incorporated by reference in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The expenses (other than underwriting discounts and commissions and the underwriters’ non-accountable expense allowance) payable in connection with the sale of the common stock offered in this registration statement are as follows:

Securities and Exchange Commission registration fee		$1,842
NASD filing fee		6,500
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Blue sky fees and expenses (including legal fees)			*
Transfer agent and registrar fees and expenses			*
Miscellaneous			*
Total	$		*

*	To be filed by amendment

All expenses are estimated except for the SEC registration fee and the NASD filing fee.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of the Company may and, in certain cases, must be indemnified by the Company against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys’ fees) incurred by him as a result of such action, and in the case of a derivative action, against expenses (including attorneys’ fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. This indemnification does not apply, (i) in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to the Company, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses, and, (ii) in a non-derivative action, to any criminal proceeding in which such person had no reasonable cause to believe his conduct was unlawful.

Article VI of the Company’s amended and restated certificate of incorporation provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL.

Article VII of the Company’s amended and restated certificate of incorporation also provides that the Company shall indemnify to the fullest extent permitted by Delaware law any and all of its directors and officers, or former directors and officers, or any person who may have served at the request of the Company as a director or officer of another corporation, partnership, limited liability company joint venture, trust or other enterprise.

Reference is made to Section           of the underwriting agreement to be filed as Exhibit 1.1 hereto, pursuant to which the underwriters have agreed to indemnify officers and directors of the Company against certain liabilities under the Securities Act.

The Company has entered into indemnification agreements with each director and certain officers of the Company. Pursuant to such agreements, the Company is obligated, to the extent permitted by applicable law, to indemnify such directors and officers against all expenses, judgments, fines and penalties incurred in connection with the defense or settlement of any actions brought against them, or in which they are a party, witness or other participant by reason of the fact that they were directors or officers of the Company or assumed certain responsibilities at the direction of the Company. The Company also has purchased directors and officers liability insurance in order to limit its exposure to liability for indemnification of directors and officers.

Item 16.	Exhibits

1	.1*	Form of Underwriting Agreement.
3	.1(1)	Fifth Amended and Restated Certificate of Incorporation.
3	.2(1)	Amended and Restated Bylaws.
4	.1(2)	Specimen common stock certificate.
4.2		See Exhibits 3.1 through 3.4 for provisions of the Certificate of Incorporation and Bylaws of the Registrant defining the rights of the common stock of the Registrant.
5	.1*	Opinion of Greenberg Traurig, LLP.
23	.1**	Consent of Ernst & Young LLP.
23	.2*	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1).
24	.1**	Power of Attorney (see the signature page to this Registration Statement).

(1)	Incorporated by reference to an exhibit to the Registration Statement on Form S-8 of Vocus, Inc. (Registration No. 333-132206) filed with the Securities and Exchange Commission on March 3, 2006.

(2)	Incorporated by reference to an exhibit to Amendment No. 5 to the Registration Statement on Form S-1 of Vocus, Inc. (Registration No. 333-125834) filed with the Securities and Exchange Commission on November 9, 2005.

*	To be filed by amendment

**	Filed herewith

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Lanham, Maryland on March 2, 2007.

VOCUS, INC.

By	/s/ Richard Rudman
Richard Rudman
Chief Executive Officer, President and Chairman

Know All Men By These Presents, that each person whose signature appears below constitutes and appoints Richard Rudman and Stephen Vintz and each of them acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to sign (i) any and all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto, and other documents in connection therewith and (ii) any registration statement and any and all amendments thereto, relating to the offer covered hereby filed pursuant to Rule 462(b) under the Securities Act, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Richard Rudman Richard Rudman	Chief Executive Officer, President and Chairman (Principal Executive Officer)	March 2, 2007

/s/ Stephen Vintz Stephen Vintz	Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	March 2, 2007

/s/ Robert Lentz Robert Lentz	Chief Technology Officer and Director	March 2, 2007

/s/ Michael Bronfein Michael Bronfein	Director	March 2, 2007

/s/ Kevin Burns Kevin Burns	Director	March 2, 2007

/s/ Gary Golding Gary Golding	Director	March 2, 2007

/s/ Ronald Kaiser Ronald Kaiser	Director	March 2, 2007

/s/ Richard Moore Richard Moore	Director	March 2, 2007

EXHIBIT INDEX

1	.1*	Form of Underwriting Agreement.
3	.1(1)	Fifth Amended and Restated Certificate of Incorporation.
3	.2(1)	Amended and Restated Bylaws.
4	.1(2)	Specimen common stock certificate.
4.2		See Exhibits 3.1 through 3.4 for provisions of the Certificate of Incorporation and Bylaws of the Registrant defining the rights of the common stock of the Registrant.
5	.1*	Opinion of Greenberg Traurig, LLP.
23	.1**	Consent of Ernst & Young LLP.
23	.2*	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1).
24	.1**	Power of Attorney (see the signature page to this Registration Statement).

(1)	Incorporated by reference to an exhibit to the Registration Statement on Form S-8 of Vocus, Inc. (Registration No. 333-132206) filed with the Securities and Exchange Commission on March 3, 2006.

(2)	Incorporated by reference to an exhibit to Amendment No. 5 to the Registration Statement on Form S-1 of Vocus, Inc. (Registration No. 333-125834) filed with the Securities and Exchange Commission on November 9, 2005.

*	To be filed by amendment

**	Filed herewith